Filed Pursuant to Rule 424(b)(1)
Registration No. 333-224732

Distribution of 2,254,825 Shares of Common Stock of
EURODRY LTD.
to Stockholders of Euroseas Ltd.

________________________
We are furnishing this prospectus to shareholders of Euroseas Ltd. ("Euroseas"). We are currently a wholly-owned subsidiary of Euroseas. Euroseas will distribute all of our outstanding shares of common stock ("common shares") as a special distribution to holders of its common shares.
Shareholders of Euroseas will receive one EuroDry common share for every five shares of Euroseas common stock owned at the close of business on May 23. The distribution will be made on or about May 30, 2018.  Fractional common shares will not be distributed.  Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.
We have applied to list our common shares on the Nasdaq Capital Market under the symbol "EDRY." Shares of Euroseas common stock will continue to trade on the Nasdaq Capital Market under the symbol "ESEA". This distribution of our common shares is the first public distribution of our shares, and prior to this distribution, there has been no public market for our common shares. Accordingly, we can provide no assurance to you as to what the market price of our shares may be or how strong a secondary market for our shares will develop.
We are an "emerging growth company" as that term is used in the Securities Act of 1933, as amended (the "Securities Act"), and, as such, we may elect to comply with certain reduced public company reporting requirements. See "Risk Factors" and "Prospectus Summary—Implications of Being an Emerging Growth Company."
Investing in our common shares involves risks. See "Risk Factors" beginning on page 20 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.
Neither the U.S. Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Delivery of the common shares is expected to be made on or about May 30, 2018.
Prospectus dated May 23, 2018

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained and incorporated by reference into this prospectus and in any free writing prospectus filed with the SEC. We have not authorized anyone to provide you with different information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted.
We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.
Unless otherwise indicated, references to "EuroDry," the "Company," "we," "our," "us" or similar terms refer to the registrant, EuroDry Ltd., and its subsidiaries, except where the context otherwise requires.
FORWARD-LOOKING STATEMENTS
This registration statement contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our managers' relationships and reputations in the drybulk shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy; and
•	other factors discussed in the section titled "Risk Factors."

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REGISTRATION STATEMENT OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS REGISTRATION STATEMENT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED, EXCEPT AS REQUIRED BY LAW.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Republic of the Marshall Islands and our principal executive offices are located outside the United States. Certain of our directors and officers reside outside the United States. In addition, substantially all of our assets and the assets of certain of our directors and officers are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
Furthermore, there is substantial doubt that courts in jurisdictions outside the U.S (i) would enforce judgments of U.S. courts obtained in actions against us or our directors or officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our directors or officers based on those laws.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF DISTRIBUTION
Q:	How many EuroDry common shares will I receive?
A:
Euroseas will distribute to you one EuroDry common share for every five shares of Euroseas common stock that you own as of the close of business on May 23, 2018, the record date (the "Spin-Off Distribution").

Q:	What are the EuroDry common shares worth?
A:	The value of our shares will be determined by their trading price after the Spin-Off Distribution. We do not know what the trading price will be and we can provide no assurance as to value.
Q:	What will the relationship between Euroseas and EuroDry be after the Spin-Off Distribution?
A:
After the Spin-Off Distribution, Euroseas does not expect to own any of the EuroDry common shares or otherwise have an ownership interest in EuroDry. Euroseas and EuroDry will be separate publicly traded companies, although, at the time of the Spin-Off Distribution, all of the directors and officers of Euroseas may hold similar positions at EuroDry.

Q:	What are the reasons for the Spin-Off Distribution?
A:
Euroseas is currently engaged in the ocean transportation of drybulk and containers through ownership and operation of drybulk vessels and containerships.  Euroseas intends to separate these two businesses.  The separation began with a restructuring that established EuroDry as a new holding subsidiary company of Euroseas. Euroseas believes that its lines of business are not accurately valued in the capital market, and the Spin-Off Distribution will enable each company (Euroseas and EuroDry) to increase its business focus, alleviate market confusion and attract new investors.

The Spin-Off Distribution will result in two "pure play" companies: Euroseas will own containerships and one drybulk vessel (which was agreed to be sold on March 19, 2018 and is expected to be delivered to its buyers by June 30, 2018), and EuroDry will own only drybulk vessels. Historically, "pure play" companies have tended to trade at levels that suggest higher valuations than companies with mixed asset classes. Euroseas and EuroDry expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Euroseas' common stock before the Spin-Off Distribution, as historical trends suggest.  Euroseas and EuroDry also believe that the Spin-Off Distribution may better position both companies for potential sale or merger opportunities in the future.
In determining whether to effect the Spin-Off Distribution, the board of directors of Euroseas considered the costs and risks associated with the transaction, including those associated with preparing EuroDry to become a separate publicly traded company and the possibility that the trading value of the two separate entities after the Spin-Off Distribution may be less than the trading value of Euroseas' common stock before the Spin-Off Distribution. Notwithstanding these costs and risks, the board of directors of Euroseas determined that a spin-off, in the form contemplated by the Spin-Off Distribution is the best alternative to enhance long-term shareholder value relative to other strategic alternatives.
Q:	Will EuroDry common shares be listed on a stock exchange?
A:	EuroDry has applied to list its common shares on the Nasdaq Capital Market under the symbol "EDRY".

Q:	Will my Euroseas shares continue to be listed on an exchange?
A:
Yes. Euroseas' common stock will continue to be listed on the Nasdaq Capital Market under the symbol "ESEA". The number of shares of Euroseas common stock you own will not change as a result of the Spin-Off Distribution.

Q:	What are the tax consequences to me of the Spin-Off Distribution?
A:
Your initial tax basis in the shares that you receive in the Spin-Off Distribution will be determined by their trading price at the time of the Spin-Off Distribution. Euroseas does not expect that shareholders that are U.S. taxpayers to recognize gain or loss for U.S. federal income tax purposes, although there is no certainty this will be the case.  Euroseas will notify you after year end 2018 of the tax attributes of the Spin-Off Distribution on Internal Revenue Service Form 1099.  The tax treatment of the Spin-Off Distribution is discussed below in "Tax-Considerations – United States Federal Income Taxation of U.S. Holders."

Q:	How will I receive EuroDry common shares?
A:
Euroseas will deliver the 100% of the issued and outstanding common shares to the distribution agent.  American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for EuroDry common shares.  See "Business – Mechanics of the Spin-Off Distribution."

Q:	What do I have to do to receive my EuroDry common shares?
A:
No action by you is required. If your shares of Euroseas common stock are held in a brokerage account, the common shares distributed to you will be credited to that account. If you hold shares of Euroseas common stock in certificated or book entry form, your ownership of EuroDry common shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing EuroDry common shares will not be issued in connection with the Spin-Off Distribution, but we may elect to issue certificates in the future.

Q:	How will fractional common shares be treated in the Spin-Off Distribution?
Fractional common shares will not be distributed.  Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder).  Holders of Euroseas common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee.  If a Euroseas shareholder holds fewer than five shares of Euroseas common stock as of the record date, it will not receive any of our common shares; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs.  See "Business – Mechanics of the Spin-Off Distribution." for a more detailed explanation.  If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments.  The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient Euroseas shareholders that are subject to U.S. federal income tax as described in "Tax Considerations" below.
Q:	Are Shareholders of Euroseas entitled to appraisal rights in connection with the Spin-Off Distribution?
A:	No. Shareholders of Euroseas are not entitled to appraisal rights in connection with the Spin-Off Distribution.

PROSPECTUS SUMMARY
This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled "Risk Factors" and the more detailed information that appears later in this prospectus before making an investment in our common shares.
Unless otherwise indicated, references to "EuroDry," the "Company," "we," "our," "us" or similar terms refer to the registrant, EuroDry Ltd., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this prospectus are to the lawful currency of the United States of America.
Explanatory Note
EuroDry Ltd. was incorporated under the laws of the Republic of the Marshall Islands on January 8, 2018. The Company was incorporated by Euroseas to serve as the holding company of seven subsidiaries that will be contributed by Euroseas to the Company (the "Subsidiaries" or "EuroDry Ltd. Predecessor") in connection with the Spin-Off Distribution. Euroseas will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company's common shares to shareholders of Euroseas on a pro rata basis on or about May 30, 2018.  Euroseas will also distribute shares of our Series B Preferred Stock (the "EuroDry Series B Preferred Shares") to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares.  Under this registration statement, the Company is applying to register its common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol "EDRY". Upon consummation of the Spin-Off Distribution and the successful listing of our common shares on the Nasdaq Capital Market, the Company and Euroseas will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, all of the directors and officers of Euroseas may hold similar positions at the Company.
The financial statements presented in this registration statement are carve-out financial statements. The carve-out financial statements in this registration statement include combined carve-out financial statements of the EuroDry Ltd. Predecessor for the fiscal years ended December 31, 2016 and December 31, 2017.
Unless otherwise indicated or required by the context in this registration statement, our disclosure assumes that the consummation of the Spin-Off Distribution has occurred. Although the Company will not acquire seven subsidiaries of Euroseas until shortly before the Spin-Off Distribution, the operating and other statistical information with respect to our business is presented as of December 31, 2017, unless otherwise indicated, as if we owned such business as of such date.
Overview
EuroDry Ltd. was incorporated under the laws of the Republic of the Marshall Islands on January 8, 2018. The Company was incorporated by Euroseas to serve as the holding company of seven subsidiaries that will be contributed by Euroseas to the Company in connection with the Spin-Off Distribution. Euroseas will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company's common shares to holders of Euroseas common stock on a pro rata basis on or about May 30, 2018.  Euroseas will also distribute EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares.
We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of May 7, 2018, our fleet consisted of six drybulk vessels. The total cargo carrying capacity of our fleet is 453,086 dwt.
There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol "EDRY". We make no representation that such application will be approved or that our common shares will trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.
Our Fleet
As of May 7, 2018, the profile and deployment of our fleet is the following:
Name	Type	Dwt	Year Built	Employment (1)	TCE Rate ($/day)
XENIA	Kamsarmax	82,000	2016	TC until Jan-20 thereafter 1-year at Charterer's option	$14,100 $14,350
EIRINI P.	Panamax	76,466	2004	TC until Sep-18	Hire 103.25% of Average BPI 4 TC (2)
TASOS	Panamax	75,100	2000	TC until Jun-18	$12,300
PANTELIS	Panamax	74,020	2000	TC until Jun-18	$10,000 and a Gross Ballast Bonus of $525,000 (total equivalent to about $8,650)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jul-18	114% BSI(3)
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20 to maximum Oct-20	$13,000

Fleet Grand Total	6	453,086

(1)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(2)	Denotes the Baltic Panamax Index
(3)	Denotes the Baltic Supramax Index

We plan to expand our fleet by investing in vessels in the drybulk markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot charter and in the time charter market. As of May 7, 2018, all of our vessels are employed under time charter contracts.
As of May 7, 2018, approximately 53% of our ship capacity days in 2018 and approximately 33% of our ship capacity days in 2019 are under contract.

Management of Our Fleet
The operations of our vessels will be managed by Eurobulk Ltd., or Eurobulk, and Eurobulk (Far East) Ltd. Inc., or Eurobulk FE, both affiliated companies (each a "Manager" and together, the "Managers"). Eurobulk will manage our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company, all of which we expect to have entered into prior to the Spin-Off Distribution and which will contain substantially similar terms to the present agreements between the Managers and Euroseas. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk will be responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk will compensate Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we expect to have entered into prior to the Spin-Off Distribution, will be substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement will be terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will run through January 1, 2023 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk with the term and daily rate as specified in the Master Management Agreement.  The fee under the management agreements between Eurobulk FE and the shipowning companies will follow substantially the same terms of the similar agreements with Eurobulk.
The management fee will be adjusted annually for Eurozone inflation every January 1st. Under the Master Management Agreement, we will pay Eurobulk an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.50 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros will become effective when construction of the vessels actually begins.  During any period in which the "volume discount" applies, the daily management fee will be 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up.
Eurobulk FE was founded in 2015 and is based in The Philippines. Eurobulk FE will manage our vessels M/V "Xenia," M/V "Tasos," M/V "Alexandros P" and M/V "Ekaterini," pursuant to a management agreement with each vessel's shipowning company and Master Management Agreement with Eurobulk FE, both of which will be entered into prior to the Spin-Off Distribution with terms substantially similar to the corresponding agreements of Eurobulk with the other shipowning companies.
Our Competitive Strengths
We believe that we possess the following competitive strengths:
•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk and Eurobulk FE, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety.  Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses, were $5,116 per day for the year ended December 31, 2017. We believe that our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on-board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2017, our operational fleet utilization was 98.8%, down from 100% in 2016, while our commercial utilization rate was 100% in both 2017 and 2016. Our total fleet utilization rate in 2017 was 98.8%.

•
Strong Relationships with Customers and Financial Institutions. We believe our management team, Eurobulk, Eurobulk FE and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk and Eurobulk FE, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk, Eurobulk FE and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk vessels and by reliably, safely and competitively operating our vessels through Eurobulk and Eurobulk FE. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In 2016 we took delivery of one newbuilding drybulk carrier. In January 2017, we took delivery of one secondhand and one newbuilding drybulk carrier. In addition, in March 2017, we signed an addendum to our newbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. to proceed with the construction of an 82,000 dwt bulk carrier which we took delivery of on May 7, 2018.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We may also use forward freight agreements ("FFA" or "FFAs") – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of May 7, 2018, on the basis of our existing time charters, approximately 53% of our vessel capacity in 2018 and approximately 33% in 2019 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability us to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Operate a Fleet of Drybulk Vessels. We will primarily focus on the Handy to Kamsarmax ship segments of the drybulk market, which have, historically, been less volatile than the largest, Capesize, segment.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our chartering strategy and efficient operating cost structure. Our debt repayment schedule as of January 1, 2018 calls for a reduction of approximately 21% of our debt by the end of 2018 and an additional reduction of about 28% by the end of 2019 for a total of about 49% reduction over the next two years, excluding any new debt that we may assume for the financing of our vessel under construction. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Risk Factors
We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the international shipping industry, including supply and demand, charter hire rates, commodity prices, a downturn in the global economy, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in the credit facilities we may enter into, inability to finance capital projects, and inability to successfully employ our vessels.
You should carefully consider the risks described under the heading "Risk Factors" beginning on page 20 of this prospectus and the other information in this prospectus before deciding whether to invest in our common shares.

Corporate Structure
The Company is a wholly-owned subsidiary of Euroseas and is the sole owner of all outstanding shares of the subsidiaries listed in Exhibit 21.1 hereto. After the completion of the Spin-Off Distribution, we will no longer be a subsidiary of Euroseas and will own each of the vessels in our current fleet through direct wholly-owned subsidiaries.  The following diagram depicts our organizational structure before and following the completion of the Spin-Off Distribution (omits certain dormant, non-vessel owning subsidiaries of Euroseas):
Before	After

Corporate Information
EuroDry Ltd. is a holding company existing under the laws of the Marshall Islands. We maintain our principal executive offices at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece. Our telephone number at that address is +30-211-1804006.  Our website address is www.eurodry.gr .  The information on our website is not a part of this prospectus.
Other Information
Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled "Risk Factors" and "Service of Process and Enforcement of Civil Liabilities" for more information.
Implications of Being an Emerging Growth Company
We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:
•
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

•
we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board (the "PCAOB") may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;
•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements;
•	we are granted the ability to present more limited financial data in this registration statement, of which this prospectus is a part; and
•	we may elect not to use an extended transition period for complying with new or revised accounting standards.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company by 2023 or if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected not to opt-out of such extended transition period, which means that when a new or revised accounting standard is issued, and it has different application dates for public or private companies, we, as an emerging growth company, may elect not to adopt the new or revised standard until the time private companies are required to adopt the new or revised standard.

THE SPIN-OFF DISTRIBUTION
Distributing company	Euroseas Ltd.

Distributed company	EuroDry Ltd.

Shares to be distributed
All of our common shares. Euroseas does not expect to retain any of our common shares.  Euroseas will also distribute EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares.

Distribution ratio and record date
One of our common shares will be distributed for every                           five shares of Euroseas common stock owned of record at the close of business on the record date of May 23, 2018.

Prior to the Spin-Off Distribution, Euroseas will deliver 100% of the Company's issued and outstanding common shares to the distribution agent.  American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for the Company's common shares.  See "Business – Mechanics of the Spin-Off Distribution."

Fractional shares
Fractional common shares will not be distributed.  Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder).  Holders of Euroseas common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee.  If a Euroseas shareholder holds fewer than five shares of Euroseas common stock as of the record date, it will not receive any of our common shares; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs.  See "Business – Mechanics of the Spin-Off Distribution" in this prospectus for a more detailed explanation.  If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments.  The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient Euroseas shareholders that are subject to U.S. federal income tax as described in "Tax Considerations" below.

No payment required	No holder of shares of Euroseas common stock will be required to make any payment, exchange shares or to take any other action in order to receive our common shares.

Distribution date	The Spin-Off Distribution date will be on or about May 30, 2018.

Federal income tax consequences	Our shares and cash in lieu of fractional shares distributed to you in the Spin-Off Distribution will be treated for tax purposes like other distributions from Euroseas. The total value of this Spin-Off

Distribution, as well as your initial tax basis in our shares, will be determined by the trading price of our common shares at the time of the Spin-Off Distribution. A portion of the value of this Spin-Off Distribution will be taxable to you and the remainder, if any, will be a reduction in your tax basis in your shares of Euroseas common stock.  The tax treatment of the Spin-Off Distribution is discussed below at "Tax Considerations – United States Federal Income Taxation of U.S. Holders."

You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of EuroDry common shares.

Background and Purpose of the Spin-Off Distribution
Euroseas currently owns and operates both drybulk vessels and containerships. The Spin-Off Distribution will result in two "pure play" companies: Euroseas will own containerships and one drybulk vessel (which was agreed to be sold on March 19, 2018 and is expected to be delivered to its buyers by June 30, 2018), and the Company will own only drybulk vessels. Historically, "pure play" companies have tended to trade at levels that suggest higher valuations than companies with mixed asset classes. Euroseas and the Company expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Euroseas before the Spin-Off Distribution, as historical trends suggest.  Euroseas and EuroDry also believe that the Spin-Off Distribution may better position both companies for potential sale or merger opportunities in the future.

Conditions to the Spin-Off Distribution Occurring
The Spin-Off Distribution and the transfer of Euroseas' drybulk vessel subsidiaries to us is subject to, among other things, the approval of Euroseas' Board of Directors and obtaining various regulatory and third-party consents and approvals, including approval by our lenders, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of this registration statement.

Conflicts of interest
Our principal officers have affiliations with the Managers that could create conflicts of interest that are detrimental to us. Companies affiliated with our Managers or our officers and directors may acquire vessels that compete with our fleet.  In addition, our officers will not devote all of their time to our business, and the fiduciary duties of our officers and directors may conflict with those of the officers and directors of Euroseas and its affiliates. See also "Risk Factors" beginning on page 20.

Distribution agent, transfer agent and registrar	American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for our common shares.

Listing
There is currently no public market for our common shares. We have applied to list our common shares on the Nasdaq Capital Market under the symbol "EDRY." We expect trading will commence on a "when issued" basis on or around the record date. The successful listing of our common shares does not ensure that an active trading market for our common shares will be available to you.

THE COMPANY

General	We were incorporated by Euroseas to serve as the holding company of seven subsidiaries that will be contributed by Euroseas to the Company in connection with the Spin-Off Distribution.

Business
We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers.

Management
Mr. Aristides J. Pittas is our President, Chief Executive Officer and Chairman of our Board of Directors; Dr. Anastasios Aslidis is our Treasurer and Chief Financial Officer. Our fleet is managed by Eurobulk and Eurobulk FE, management companies affiliated with our Chief Executive Officer.

Dividends
The declaration and payment of dividends, if any, will be subject to the discretion of our Board of Directors, the requirements of Marshall Islands law and restrictions in our loan agreements. See "Dividend Policy."

Risk factors
An investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section entitled "Risk Factors" and the combined financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common shares.

SUMMARY COMBINED CARVE-OUT FINANCIAL AND OTHER DATA
The following table presents selected combined carve-out financial and other operating data for the periods and at the dates indicated. Our historical combined carve-out financial statements were prepared on a carve-out basis from the financial statements of our parent company, Euroseas. These carve-out financial statements include all assets, liabilities and results of operations of the seven subsidiaries owned by us, formerly directly-held subsidiaries of Euroseas, for the periods presented, and certain assets and liabilities that will be allocated to us by Euroseas. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc., our affiliated ship management companies.
The table should be read together with the section of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation." Excluding fleet data, the selected combined carve-out financial data of EuroDry Ltd. Predecessor is a summary of, is derived from, and is qualified by reference to, the audited combined carve-out financial statements of EuroDry Ltd. Predecessor and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."
Our audited combined carve-out statements of operations, balance sheets, shareholders' equity and cash flows, together with the notes thereto, are included in the section of this registration statement entitled "Financial Statements" and should be read in their entirety.
See next page for table of EuroDry Ltd. Predecessor – Summary of Selected Historical Financials.

EuroDry Ltd. Predecessor – Summary of Selected Historical Financials
(in US Dollars except for Fleet Data and number of shares)

	Year Ended December 31,
	2016	2017
Statement of Operations Data
Voyage revenue	8,331,821	20,280,215
Commissions	(452,868)	(1,122,196)
Net revenue	7,878,953	19,158,019
Voyage expenses	(82,627)	(2,396,318)
Vessel operating expenses	(4,308,418)	(6,892,388)
Dry-docking expenses	-	(127,509)
Vessel depreciation	(3,828,634)	(4,786,272)
Related party management fees	(780,135)	(1,409,716)
Other general and administrative expenses	(798,828)	(917,160)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-
Operating (loss) / income	(8,969,868)	2,628,656
Interest and other financing costs	(1,161,169)	(1,817,574)
Gain on derivative, net	-	49,167
Other loss	(10,316)	(10,548)
Net (loss) / income	(10,141,353)	849,701

EuroDry Ltd. Predecessor – Summary of Selected Historical Financials (continued)
	As of December 31,
Balance Sheet Data	2016	2017
Cash and cash equivalents	591,108	1,257,058
Vessels, net	64,439,364	81,979,636
Advances for vessel under construction and vessel acquisition deposits	17,753,737	5,051,211
Deferred assets and other long term assets	1,676,783	2,801,453
Total assets	86,689,795	97,452,676
Current liabilities including current portion of long term debt	2,124,590	9,641,000
Long term debt, net of current portion	28,243,478	30,364,035
Total liabilities	55,592,898	64,590,553
Total parent company equity	31,096,897	32,862,123

	Year Ended December 31,
Cash Flow Data	2016	2017
Net cash provided by operating activities	4,255,829	2,910,287
Net cash used in investing activities	(24,243,012)	(9,635,504)
Net cash provided by financing activities	20,472,737	9,283,359

EuroDry Ltd. Predecessor – Summary of Selected Historical Financials (continued)
	Year Ended December 31,
Fleet Data (1)	2016	2017
Number of vessels	2.85	4.94
Calendar days	1,043	1,802
Available days	1,043	1,802
Voyage days	1,043	1,781
Utilization Rate (percent)	100.0%	98.8%

	(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,909	10,042
Vessel Operating Expenses	4,131	3,825
Management Fees	748	782
G&A Expenses	766	509
Total Operating Expenses excluding drydocking expenses	5,645	5,116
Drydocking expenses	-	71

(1) For the definition of calendar days, available days, voyage days and utilization rate, see the section of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation."
(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Management's Discussion and Analysis of Financial Condition and Results of Operation"). Our definition of TCE revenues and TCE may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.
	Year Ended December 31,
	2016	2017
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Voyage revenues	8,331,821	20,280,215
Voyage expenses	(82,627)	(2,396,318)
Time Charter Equivalent or TCE Revenues	8,249,194	17,883,897
Voyage days	1,043	1,781
Average TCE rate	7,909	10,042

RISK FACTORS
Any investment in our common shares involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this registration statement, before making an investment in our common shares. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common shares. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and prices of our common shares. The following risk factors describe the material risks that are presently known to us.
Industry Risk Factors
The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and negatively affect our results of operations.
We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.
In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.
Our future profitability will be dependent on the level of charter rates in the international drybulk shipping industry.
The BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) declined to 290, one of its lowest levels ever, by mid-February of 2016 before rebounding to 715 points in April 2016. The BDI, subsequently, mildly oscillated until the beginning of September 2016 when it started a gradual increase to 1,257 by mid-November 2016 before declining to 961 points by the end of 2016. In January 2017, the BDI fell by 17% to 800 points but in February 2017 it started to rise again, reaching a level of 1,324 points by the end of March 2017. Subsequently, the index fell until early June reaching 818 points, a trend that was reversed thereafter by a rally which doubled the BDI level to 1743 by mid-December 2017 before declining to 1230 points at year end 2017. Although the index began the year 2018 positively reaching 1,395 points on January 9, 2018 (+13.4%), it reversed course subsequently reaching 1,125 on January 19, 2018 (-19.4%). It has subsequently oscillated reaching 1,327 points on May 1, 2018. This volatility in drybulk charter rates is due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. There is no certainty that the drybulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.

Rates in drybulk markets are influenced by the balance of demand for and supply of vessels and may decline again in the future. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels. In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.
Some of the factors that influence demand for vessel capacity include:
•	supply of, and demand for, drybulk commodities;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities;
•	embargoes and strikes;
•	the location of regional and global exploration, production and manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the distance drybulk commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.
Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.

We anticipate that the future demand for our drybulk vessels and the charter rates of the corresponding markets will be dependent upon continued growth in the United States, Europe and Japan, as well as China, India and the overall world economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.
An over-supply of drybulk capacity may lead to reductions in charter hire rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.
The market supply of drybulk carriers has been increasing, and the number of drybulk vessels on order reached historic highs in 2014. At the end of 2017, the capacity of drybulk fleet on order has declined by about 60% vs. its 2014 level due to a number of order cancellations, delivery delays and a low level of new orders placed due to the depressed charter rates in 2015 and 2016. However, as charter rates have risen significantly since June 2017 ordering of vessels has gradually resumed and could rise further again. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. As reported by industry sources, as of March 1, 2018 the capacity of the worldwide drybulk fleet was approximately 822.5 million dwt with 81 million dwt, or about 9.8% of the present fleet capacity on order. Demolition of the world drybulk fleet has been weak in 2017, at 14.1 million dwt just below the 2014 level of 16.4 million dwt and about half the 2015 and 2016 levels. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.
The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.
The value of our vessels may fluctuate, adversely affecting our earnings and liquidity and causing us to breach our secured credit agreements.
The fair market values of our vessels are related to prevailing charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the loss of our vessels and adversely affect our earnings and financial condition.
The market value of our vessels may increase or decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry in general;
•	supply of drybulk vessels, including newbuildings;
•	demand for drybulk vessels;
•	types and sizes of vessels;
•	scrap values;
•	other modes of transportation;

•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.
As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.
In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets' carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.
Our loan agreements contain various covenants, which apply to Euroseas, our parent and guarantor to the loan agreements. We are in discussions with the banks in order to amend our loan agreements by replacing Euroseas with us as guarantor. Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might cause a violation of the covenants of one or more of our secured credit agreements, which in turn might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum fleet-wide leverage requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.
A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.
The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, S. Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand.
Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures, even remove the country from various trade agreements. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.
Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.
Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (the "OECD"), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.
We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
Adverse economic conditions, especially in the Asia Pacific region, Latin America, the European Union or the United States, could harm our business, results of operations and financial condition.
Because a significant number of the port calls made by our vessels involves the loading or discharging of drybulk cargoes to ports in the Asia Pacific and Latin American regions, economic turmoil in those places may exacerbate the effect of any economic slowdown on us. China has been one of the world's fastest growing economies in terms of gross domestic product, (or "GDP"), which has increased the demand for shipping. However, China's high rate of real GDP growth is forecasted to continue to slow down during 2018. The United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, ("the EU"), and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.
As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.
The drybulk industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
The drybulk industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have. Competition among vessel owners for the seaborne transportation of drybulk cargoes, such as iron ore, coal and grains, can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.
Although all of our vessels are currently under time charters, in the future, we may have some or all of these vessels (including our vessel currently under construction) on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be adversely affected.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility compounded by still stretched bank balance sheets (mainly, as a result of the financial crisis) has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the, historically, volatile and, currently, still below historical average asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available, if needed, and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, ECA's, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.
Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. There can be no assurance that any such insurance we have arranged to cover certain environmental risks will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident.  If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.
Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and others sanctions, including in certain instances, seizure or detention of our vessels.
We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, and our Managers are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations' International Maritime Organization, the IMO.  The document of compliance, the DOC, and safety management certificate, or the SMC, are renewed as required.
In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

Increased inspection procedures and tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security, or ISPS, certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of such vessel.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our loan agreements.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies, or IACS. All of our vessels that we have purchased or contracted to build, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guideline of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  We currently have three vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
Also upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers, inventories, on board at the end of a period time or trip time charter, lower than acquired, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.
Rising crew costs may adversely affect our profits.
Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk rates.
An increase in operating costs could adversely affect our cash flows and financial condition.
Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of increases in the frequency of acts of piracy, have been increasing.  Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to our shareholders.
Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.
In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien, and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.
World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and, more recently, in Paris in 2015, Brussels, Berlin and Istanbul in 2016, London and Paris in 2017 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Afghanistan, Libya, Yemen, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.
Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.
Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result access to credit markets around the world has been reduced. The extension of Quantitative Easing (or "QE"), high levels of Non-Performing Loans (or "NPLs") in Europe, pending stress tests by the ECB due in 2018 and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.
We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the changes in market conditions and regulatory changes worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common shares to decline.
We may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

Effects and events related to the Greek sovereign debt crisis may adversely affect our operating results.
Greece has experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.
We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.
Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to start paying dividends to our common shareholders. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results in the future.
We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.
All of our vessels are currently employed on time charter contracts. Four of our vessels have time charters that are scheduled to expire in 2018, and the time charters for the remaining two vessels are scheduled to expire in the first and second quarters of 2020. As of May 7, 2018 the drybulk market charter rates for our vessels are close but still below historical average levels. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.
The vote by the United Kingdom to leave the European Union could adversely affect us.
The United Kingdom ("UK") referendum on its membership in the European Union resulted in a majority of U.K. voters voting to exit the E.U. ("Brexit"). We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.
Company Risk Factors
We depend entirely on Eurobulk and Eurobulk FE to manage and charter our fleet, which may adversely affect our operations if Eurobulk or Eurobulk FE fail to perform their obligations.
We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to the Managers. We may lose a Manager's services or a Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against either Manager if they default on their obligations to us, you will have no recourse against either Manager. Further, we will need to seek approval from our lenders to change either Manager as our ship manager.
Because the Managers are privately held companies, there is little or no publicly available information about them and there may be very little advance warning of operational or financial problems experienced by the Managers that may adversely affect us.
The ability of a Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair a Manager's financial strength, and because each Manager is privately held it is unlikely that information about its financial strength would become public unless such Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.

Certain of our shareholders will hold shares of EuroDry in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.
Upon consummation of the Spin-Off Distribution, Friends Investment Company Inc., or Friends, which will be our largest shareholder and an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, will own approximately 34.2% of our outstanding common shares and unvested incentive award shares, representing 30.2% of total voting power after accounting for the voting rights of EuroDry Series B Preferred Shares referred to below. As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common shares, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or amended and restated bylaws, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of the date of the Spin-Off Distribution, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc. ("Preferred Friends"), an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others will own all our outstanding EuroDry Series B Preferred Shares, and, under the terms of the Statement of Designation of the EuroDry Series B Preferred Shares, such shares are entitled to be converted into up to 600,948 of our common shares. Following the Spin-Off Distribution, TCP and Preferred Friends will own EuroDry Series B Preferred Shares that will be convertible into 17.2% and 3.9%, respectively, of our common shares on an as-converted basis. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.
Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to the section of this registration statement entitled "Management—Corporate Governance."
We and our principal officers have affiliations with the Managers that could create conflicts of interest detrimental to us.
Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Further, it is possible that in the future a Manager may manage additional vessels which will not belong to EuroDry and in which the Pittas family may have non-controlling, little or even no power or participation, and such Manager may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
Companies affiliated with Eurobulk or our officers and directors may acquire drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessels that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.
Our officers do not devote all of their time to our business.  In addition, the fiduciary duties of our officers and directors may conflict with those of the officers and directors of Euroseas and/or its affiliates.
Our officers are involved in other business activities, such as the operation of Euroseas, that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services will be provided pursuant to our Master Management Agreement with Eurobulk. Our Chief Executive Officer and Chief Financial Officer are on the board of Euroseas and EuroDry and have each agreed to provide certain management services to EuroDry.  Our CEO is also President of Eurobulk and Euroseas and is involved in the management of other affiliates and member of the board of other companies. Therefore our officers may spend a material portion of their time providing services to Euroseas.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our officers and directors also serve as executive officers and/or directors of Euroseas. As a result, these individuals have fiduciary duties to manage the business of Euroseas and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Euroseas and us are in conflict. There may also be other business opportunities for which Euroseas may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.
As a newly-incorporated company, we may not have the surplus or net profits required by law to pay dividends.
We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.
The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, or our Board of Directors may determine to not declare any dividends for the foreseeable future.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.
In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures, including for the vessel we recently decided to proceed with its construction, would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.
If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired business successfully with our existing operations;
•	enhancing our customer base;
•	managing our expansion; and
•	obtaining required financing on acceptable terms.
Furthermore, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low, resulting in our liquidity potentially being low too, and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover; consequently, we may lack the resources to expand our fleet at the most opportune times. In addition, growing any business by acquisition – especially if acquiring entire companies – presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, (3) integrating newly acquired operations into existing infrastructures and (4) identifying new and profitable charter opportunities for vessels and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in executing our growth plans, and we are not certain that we will not incur significant expenses and losses in connection with the execution of those growth plans.
Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.
Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;
•	create liens on our assets;
•	sell capital stock of our subsidiaries;
•	make investments;
•	engage in mergers or acquisitions;
•	pay dividends;

•	make capital expenditures;
•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell our vessels.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.
Servicing future debt would limit funds available for other purposes.
Each of our vessels has been financed through the incurrence of secured debt under loan agreements. We may also incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2017, we had total bank debt of $38.83 million. Our debt repayment schedule as of December 31, 2017 required us to repay $19.19 million of debt during the next two years. During 2018, as of May 7, 2018, we repaid $1.42 million of our total debt and we increased our debt by $18.4 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
A rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. To finance vessel purchases, we have borrowed, and may continue to borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.
Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing, or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.
Credit market volatility may affect our ability to refinance our existing debt or incur additional debt.
The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan-to-value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.
As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
Our Managers' current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Managers to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Managers' affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.
We may acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders.  We expect to take delivery of one drybulk newbuilding vessel in 2018.  A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of our drybulk newbuilding vessel, or any other vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects.
We may have difficulty properly managing our planned growth through acquisitions of newbuilds and additional vessels.
We intend to grow our business through the acquisition of newbuilding vessels or selective acquisitions of second-hand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
A shipyard could fail to deliver a newbuild on time or at all because of:
•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;
•	quality or engineering problems;
•	bankruptcy or other financial crisis of the shipyard;
•	a backlog of orders at the shipyard;
•	disputes between us and the shipyard regarding contractual obligations;
•	weather interference or catastrophic events, such as major earthquakes or fires;
•	our requests for changes to the original vessel specifications or disputes with the shipyard; or
•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.
During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuilding contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuilding and second-hand vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.
Labor interruptions could disrupt our business.
Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.
As of May 7, 2018, all of the vessels in our fleet are employed under time charters with remaining terms ranging from less than two months to 23 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 53% of our vessel capacity in 2018 and 33% of our capacity in 2019.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of May 7, 2018 all of our vessels are employed, we may be forced to lay-up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
We or our Managers may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Managers' ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.
Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:
•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.
Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our common shares. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The operation of drybulk carriers has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.
The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flows and financial condition.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels' positions.  The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.
Purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings. The aging of our fleet may result in increased operating costs in the future, which could adversely affect our results of operations.
Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us.  Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of May 7, 2018,  the vessels in our fleet had an average age of approximately 8.9 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of January 1, 2018, two of our vessels are in their eighteenth year of age, while the remaining three are in their fourteenth, second and first year of age, respectively.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.
Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.
As of May 7, 2018, the vessels in our fleet had an average age of approximately 8.9 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Technological innovation could reduce our charter hire income and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We enter into, among other things, charter-party agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
We procure insurance for our fleet against risks commonly insured against by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.
Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.
We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I associations or clubs.  P&I associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members.  The objective of a P&I association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association.  Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association.  We cannot assure you that the P&I association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.  Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I associations with which our P&I association has entered into inter-association agreements.
We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our vessels are exposed to operational risks, including terrorism, cyber-terrorism and piracy that may not be adequately covered by our insurance.
The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.
In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Such areas are characterized by insurers as "war risk" zones or Joint War Committee "war, strikes, terrorism and related perils" listed areas. Should piracy attacks, and other disruptions, continue in areas where our vessels are deployed, insurance premiums payable for coverage could increase significantly and such insurance coverage may be more difficult, or impossible, to obtain. Although sources report a drop in the number of piracy incidents in 2016 and 2017, there is no assurance that a resurgence in incidents will not occur in the future.  In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel ("bunkers"), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.
We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.
In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, it could adversely affect our reputation and the market for our common shares and its trading price.
From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism such as Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and made changes to the scope of the sanctions regime for Iran.
Effective as of July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars.

Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On February 25, 2011, an executive order titled Blocking Property and Prohibiting Certain Transactions Related to Libya, or the Libya Executive Order, was issued prohibiting U.S. persons from making or receiving contributions or provisions of funds, goods or services to or from certain entities and individuals whose property or interests in property are blocked by the Libya Executive Order. Entities and individuals with whom such transactions are specifically prohibited include, but are not limited to, certain members of the Gadhafi family, the Libyan government (including its senior officials, agencies, instrumentalities and controlled entities) and the Central Bank of Libya. However, following the United States' recognition on July 15, 2011 of the Transitional National Council of Libya (TNC) as the legitimate governing authority for Libya, OFAC issued a series of General Licenses which authorize all transactions involving the TNC and the Government of Libya, subject to certain limitations.  The names of persons who remain designated pursuant to the Libya Executive Order are published on the United States Specially Designated Nationals List.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner.  The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.  Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Sudan, Syria or Cuba to carry cargoes that do not violate applicable laws.  As of May 7, 2018, none of our vessels have called ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008, Paris on November 13, 2015, Brussels on March 22, 2016, Nice on July 14, 2016, Berlin and Istanbul on December 31, 2016, London on March 22, 2017, Paris on August 9, 2017, and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the

United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
Obligations associated with being a public company require significant company resources and management attention.
Upon completion of the Spin-Off Distribution, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.
We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We generate all our revenues in U.S. dollars, but we incur approximately 20% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2017 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
Interest rates in most loan agreements in our industry are based on variable components, such as LIBOR, and if such variable components increase significantly, it could affect our profitability, earnings and cash flows.
LIBOR in the past has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions can be the result of disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable to service our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flows.
Furthermore, interest rates in most loan agreements in our industry have been based on published LIBOR rates. Some of our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. Since some of our loans have such clauses, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flows.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We have historically derived a significant part of our revenues from a small number of charterers. During 2017, approximately 74% of our revenues derived from our top four charterers. During 2016, approximately 91% of our revenues derived from our top three charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.
United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, for taxable years beginning after March 18, 2010, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.
Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.
There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in the section of this registration statement entitled "Tax Considerations — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our common shares.
Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section of this registration statement entitled "Tax Considerations — United States Federal Income Taxation of U.S. Holders — Passive

Foreign Investment Company Status and Significant Tax Consequences." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.
Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.
We may be subject to United States federal income tax on United States source income, which may reduce our earnings.
Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.
After the Spin-Off Distribution, we expect that we will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source income.  For example, if shareholders with a five percent or greater interest in our stock were, in the aggregate, to own 50% or more of our outstanding common shares on more than half the days during the taxable year, we may not be able to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
If we are not entitled to exemption under Section 883 for any taxable year, we could be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year that is attributable to the transport or cargoes to or from the United States.  The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
We do not expect the Spin-Off Distribution to qualify for tax-free treatment under Section 355 of the Code.
For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off Distribution qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to Euroseas' shareholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their Euroseas shares to the common shares received in the Spin-Off Distribution. We do not expect to satisfy all of the requirements of Section 355 of the Code, and as such we are not treating the Spin-Off Distribution as a tax-free corporate division for U.S. federal income tax purposes. Rather, the distribution of our common shares and cash in lieu of fractional shares to Euroseas' shareholders will be taxable as a distribution for U.S. federal income tax purposes.  The tax treatment of the Spin-Off Distribution is discussed below at "Tax Considerations – United States Federal Income Taxation of U.S. Holders".
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.
We are a Marshall Islands corporation, and our subsidiaries are incorporated in jurisdictions outside of the United States. Our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded minority shareholders in the Marshall Islands is different than those offered in the United States.
Risk Factors Relating To Our Common Shares
Our common shares have never been publicly traded and there is no existing market for our common shares. An active trading market that will provide you with adequate liquidity for our common shares may not develop.
There is currently no public market for our common shares and, following the Spin-Off Distribution,      % of our shares will be held by two shareholders. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our common shares or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. It is anticipated that on or shortly prior to the record date for the distribution of our common shares, trading of our common shares will begin on a "when-issued" basis on Nasdaq and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will develop. If an active and liquid trading market does not develop, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.
Following the Spin-Off Distribution, the aggregate trading value of EuroDry and Euroseas common stock may be less than the trading value of Euroseas' common stock before the Spin-Off Distribution.
The Spin-Off Distribution will result in two "pure play" companies: Euroseas will own containerships and one drybulk vessel (which was agreed to be sold on March 19, 2018 and is expected to be delivered to its buyers by June 30, 2018), and EuroDry will own only drybulk vessels. Historically, "pure play" companies have tended to trade at levels that suggest higher valuations than companies with mixed asset classes.  Although we expect that the Spin-Off Distribution will result in an increase in shareholder value, the aggregate trading value of the two separate entities after the Spin-Off Distribution may be less than the trading value of Euroseas common stock before the Spin-Off Distribution.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
As a newly-incorporated company, there is currently no analyst coverage of the Company. The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.
Substantial sales of our ordinary shares may occur in connection with the Spin-Off Distribution, which could cause our share price to decline.
Following the Spin-Off Distribution, all of our outstanding stock will be owned by the existing shareholders of Euroseas, and existing shareholders will be free to sell their common shares after the effective date of this registration statement for any reason. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.
The trading volume for our common shares may be low, which may cause our common shares to trade at lower prices and make it difficult for you to sell your common shares.
Our common shares may not actively trade in the public market and any such limited liquidity may cause our common shares to trade at lower prices and make it difficult for you to sell your common shares.
The market price of our common shares may be subject to significant fluctuations.
The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:
•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.

The international drybulk shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.  Our shares may trade at prices lower than you originally paid for such shares.
If our common shares do not meet the Nasdaq Capital Market's minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common shares could be delisted.
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common shares could be delisted.
If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.
Our amended and restated articles of incorporation, amended and restated bylaws and shareholders' rights plan, all of which will be in place at the time of the Spin-Off Distribution, will contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.
Our amended and restated articles of incorporation, amended and restated bylaws and shareholders' rights plan, all of which will be in place at the time of the Spin-Off Distribution, will contain certain anti-takeover provisions. These provisions will include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders' ability to realize any potential change of control premium.
Future sales of our stock could cause the market price of our common shares to decline.
Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
We may issue additional securities in the future, including ordinary shares and options, rights, and warrants for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. In addition, our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.
Sales of a substantial number of any of the common shares mentioned above may cause the market price of our common shares to decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Our Board of Directors has decided to issue EuroDry Series B Preferred Shares substantially similar to Euroseas' Series B Preferred Shares which will be distributed to the holders of Euroseas' Series B Preferred Shares and used by Euroseas to redeem part of Euroseas' Series B Preferred Shares.  Our Board of Directors may decide in the future to issue preferred shares in additional series and determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders' ability to realize any potential change of control premium.
EuroDry Series B Preferred Shares are senior obligations of ours and rank prior to our common stock with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common stock.
The rights of the holders of EuroDry Series B Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of EuroDry Series B Preferred Shares will be entitled to receive a liquidation preference of $1,000 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of EuroDry Series B Preferred Shares could have an adverse effect on the value of our common shares.
Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical state law in the United States, such as Delaware, and shareholders may have difficulty in protecting their interests with regard to actions taken by our Board of Directors.
Our corporate affairs are governed by our articles of incorporation and bylaws or, after they have been filed, our amended and restated articles of incorporation and amended and restated bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

CAPITALIZATION
The following table sets forth our consolidated capitalization at December 31, 2017:
•	on an actual basis;
•	on an as adjusted basis to give effect to debt repayments of $1,416,486 and a loan drawdown of $18.4 million from January 1, 2018 up to the date of this prospectus.
	As of December 31, 2017
	Actual	As Adjusted
Debt(1):
Current portion of long term debt	8,162,972	7,546,486
Total long term debt, net of current portion	30,659,299	48,259,299
Total debt	38,822,271	55,805,785
Parent company equity:
Parent company investment	42,518,895	42,518,895
Accumulated deficit	(9,656,772)	(9,656,772)
Total parent company equity	32,862,123	32,862,123
Total capitalization	71,684,394	88,667,908
___________________
(1)	Debt is secured by mortgages on all of our vessels.

SUMMARY OF SELECTED HISTORICAL FINANCIAL AND OTHER DATA
EuroDry Ltd. Predecessor – Summary of Selected Historical Financials (in US Dollars except for Fleet Data and number of shares)

	Year Ended December 31,
	2016	2017
Statement of Operations Data
Voyage revenue	8,331,821	20,280,215
Commissions	(452,868)	(1,122,196)
Net revenue	7,878,953	19,158,019
Voyage expenses	(82,627)	(2,396,318)
Vessel operating expenses	(4,308,418)	(6,892,388)
Dry-docking expenses	-	(127,509)
Vessel depreciation	(3,828,634)	(4,786,272)
Related party management fees	(780,135)	(1,409,716)
Other general and administrative expenses	(798,828)	(917,160)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-
Operating (loss) / income	(8,969,868)	2,628,656
Interest and other financing costs	(1,161,169)	(1,817,574)
Gain on derivative, net	-	49,167
Other loss	(10,316)	(10,548)
Net (loss) / income	(10,141,353)	849,701

EuroDry Ltd. Predecessor – Summary of Selected Historical Financials (continued)

	As of December 31,
Balance Sheet Data	2016	2017
Cash and cash equivalents	591,108	1,257,058
Vessels, net	64,439,364	81,979,636
Advances for vessel under construction and vessel acquisition deposits	17,753,737	5,051,211
Deferred assets and other long term assets	1,676,783	2,801,453
Total assets	86,689,795	97,452,676
Current liabilities including current portion of long term debt	2,124,590	9,641,000
Long term debt, net of current portion	28,243,478	30,364,035
Total liabilities	55,592,898	64,590,553
Total parent company equity	31,096,897	32,862,123

	Year Ended December 31,
Cash Flow Data	2016	2017
Net cash provided by operating activities	4,255,829	2,910,287
Net cash used in investing activities	(24,243,012)	(9,635,504)
Net cash provided by financing activities	20,472,737	9,283,359

Euroseas Ltd. – Summary of Selected Historical Financials (continued)

	Year Ended December 31,
Fleet Data (1)	2016	2017

Number of vessels	2.85	4.94
Calendar days	1,043	1,802
Available days	1,043	1,802
Voyage days	1,043	1,781
Utilization Rate (percent)	100.0%	98.8%

	(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,909	10,042
Vessel Operating Expenses	4,131	3,825
Management Fees	748	782
G&A Expenses	766	509
Total Operating Expenses excluding drydocking expenses	5,645	5,116
Drydocking expenses	-	71

(1)  For the definition of calendar days, available days, voyage days and utilization rate, see the section of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation."
(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Management's Discussion and Analysis of Financial Condition and Results of Operation"). Our definition of TCE revenues and TCE may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2016	2017
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Voyage revenues	8,331,821	20,280,215
Voyage expenses	(82,627)	(2,396,318)
Time Charter Equivalent or TCE Revenues	8,249,194	17,883,897
Voyage days	1,043	1,781
Average TCE rate	7,909	10,042

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATION
The following presentation of management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical combined carve-out financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. You should also carefully read the following discussion with "Risk Factors," "Forward-Looking Statements," and "Summary Combined Carve-Out Financial and Other Data." The financial statements have been prepared in accordance with U.S. GAAP.
Overview
EuroDry Ltd. was incorporated under the laws of the Republic of the Marshall Islands on January 8, 2018. The Company was incorporated by Euroseas to serve as the holding company of seven subsidiaries that will be contributed by Euroseas to the Company in connection with the Spin-Off Distribution. Euroseas will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company's common shares to holders of Euroseas common stock on a pro rata basis on or about May 30, 2018. Euroseas will also distribute EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares.  Under this registration statement, the Company is applying to register the common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol "EDRY". Upon consummation of the Spin-Off Distribution and the successful listing of the common shares on the Nasdaq Capital Market, the Company and Euroseas will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, all of the directors and officers of Euroseas may hold similar positions at the Company.
The financial statements presented in this registration statement are carve-out financial statements. The carve-out financial statements in this registration statement include combined carve-out financial statements of the EuroDry Ltd. Predecessor for the fiscal years ended December 31, 2016 and December 31, 2017.  .
We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. On May 7, 2018, our fleet consisted of six drybulk vessels. The total cargo carrying capacity of our fleet is 453,086 dwt.
There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol "EDRY". We make no representation that such application will be approved or that our common shares will trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.
Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to EuroDry Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.
We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.

Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.  Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria.  We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is lower than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies", below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys, days waiting to find employment or sailing for repositioning purposes, to begin its next charter contract. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment, except when sailing for repositioning purposes, or commercial off-hire, or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire.  We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.  We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.
Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Time Charter Equivalent, or TCE. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (drybulk vessels are, generally, chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.  Our definition of TCE may not be comparable to that used by other companies in the shipping industry.
Basis of Presentation and General Information
We use the following measures to describe our financial performance:
Voyage revenues. Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, spot charters and in pools and other factors affecting charter rates in the drybulk market.
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 5% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period.
Vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (including, for instance, developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.
Management fees. These are the fees that we pay to our affiliated ship managers under our management agreements for the technical and commercial management that Eurobulk and Eurobulk FE perform on our behalf.
Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.

Drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Drydocking and special survey expenses are accounted on the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.
Interest expense and loan costs. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. Loan costs are deferred and amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.
Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of our directors' and officers' travel-related expenses. We will hire the executive services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, internal auditor and corporate secretary, from Eurobulk as part of our Master Management Agreement.
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.
Results from Operations
Year ended December 31, 2017 compared to year ended December 31, 2016
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
Year ended December 31, 2017 compared to year ended December 31, 2016
Voyage revenues. Voyage revenues for 2017 amounted to $20.28 million, increasing by 143% compared to the year ended December 31, 2016 during which voyage revenues amounted to $8.33 million. In 2017, we operated an average of 4.94 vessels, a 73% increase over the average of 2.85 vessels we operated during the same period in 2016. Specifically, during 2017, our fleet had 1,781 voyage days earning revenue as compared to 1,043 voyage days earning revenue in 2016.  While employed, our vessels generated a time-charter equivalent (or "TCE") rate, of $10,042 per day per vessel in 2017 compared to a TCE rate of $7,909 per day per vessel in 2016, an increase of 27%, which was due to significantly improved market charter rates. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.12 million in charter commissions for the year ended December 31, 2017, representing 5.5% of charter revenues. This represents a marginal increase over the year ended December 31, 2016, where commissions paid were $0.45 million, representing 5.4% of voyage revenues.
Voyage expenses. Voyage expenses for the year amounted to $2.4 million and relate to expenses for certain voyage charters. For the year ended December 31, 2016, voyage expenses amounted to $0.08 million. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (11.8% and 1% in each of 2017 and 2016, respectively) of voyage revenues.  In 2017 some of our drybulk vessels were chartered on voyage charters to capitalise on the rising drybulk market, which explains the higher amount of voyage expenses compared to the year 2016. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses amounted to $6.89 million in 2017 compared to $4.31 million in 2016.  Daily vessel operating expenses per vessel amounted to $3,825 per day in 2017 versus $4,131 per day in 2016 a decrease of 7.4% which was the result of our continuous drive to control costs and the addition of a newbuild vessel, M/V "Alexandros," to our fleet which had lower running expenses and reduced the fleet average.
Management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2017, Eurobulk charged us 685 Euros per day per vessel totalling $1.41 million for the year, or $784 per day per vessel. During 2016, Eurobulk charged us 685 Euros per day per vessel totalling $0.78 million for the year, or $748 per day per vessel. The increase in the total amount of U.S. dollars paid within 2017 is due to the higher exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year and the higher number of vessels operated within the year 2017 compared to the previous year.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of our vessels to total Euroseas fleet. In 2017, we had a total of $0.91 million of general and administrative expenses as compared to $0.8 million in 2016.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2017, we had one vessel undergoing its intermediate survey (in-water) for a total of $0.13 million.  During 2016, we had no vessels undergoing drydocking.
Vessel depreciation. Vessel depreciation for 2017 was $4.79 million. Comparatively, vessel depreciation for 2016 amounted to $3.83 million. Vessel depreciation in 2017 was higher compared to 2016, due to a higher number of vessels operated in 2017.
Loss on termination and impairment of shipbuilding contracts. For the year ended December 31, 2016, the Company recorded a $3.25 million loss on termination of the two Ultramax newbuilding contracts and a $3.85 million impairment charge on one of the Kamsarmax newbuilding contracts based on the probability of terminating the contract at the time given the significantly above-market price of the contract; subsequent to year end, we negotiated a lower price for the newbuilding contract and decided to proceed with the construction of the vessel.
Interest and other financing costs. Interest expense and other financing costs for the year were $1.82 million. Comparatively, during the same period in 2016, interest and other financing costs amounted to $1.16 million. Interest incurred and loan fees were higher in 2017 due to the higher average outstanding debt during the year as compared to 2016.
Derivatives gain. In 2017, we had a unrealized gain of $0.05 million from the mark to market valuation on our interest rate swap contract that we entered into in August 2017. We entered into the interest rate swap to mitigate our exposure to possible increases in interest rates.
Net (loss) / income. As a result of the above, net income for the year ended December 31, 2017 was $0.85 million compared to a net loss of $10.14 million for the year ended December 31, 2016.

Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations is based upon the combined carve-out financial statements of EuroDry Ltd. Predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibly an impairment charge. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard.
Impairment of vessels
The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If we identify indication for impairment for a vessel, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016 and 2017, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2016		Carrying Value as of December 31, 2017
Dry Bulk Vessels	(dwt)		(million USD)		(million USD)
PANTELIS	74,020	Jul-2009	$15.48	(1)	$13.88	(2)
EIRINI P	76,466	May-2014	$18.09	(1)	$16.84	(2)
XENIA	82,000	Feb-2016	$30.87	(1)	$29.73	(2)
TASOS	75,100	Jan-2017	-		$4.29
ALEXANDROS P.	63,500	Jan-2017	-		$17.24
Fleet Total	371,086		$64.44		$81.98
(1) Indicates vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2016.  We believe that the aggregate carrying value of these vessels, assessed separately, of $64.44 million as of December 31, 2016 exceeds their aggregate basic charter-free market value of approximately $32.6 million by approximately $31.84 million.  We believe that the carrying values of our vessels as of December 31, 2016 were recoverable.

(2) Indicates vessels for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2017.  We believe that the aggregate carrying value of these vessels, assessed separately, of $60.45 million as of December 31, 2017 exceeds their aggregate basic charter-free market value of approximately $46.9 million by approximately $13.55 million.  As further discussed below, we believe that the carrying values of our vessels as of December 31, 2017 were recoverable.
We note that all of our vessels are currently employed under time charter contracts of durations from less than two months to 23 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

The Company determines the charter rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates from year three onwards.  The Company calculates the historical average rates over a 15-year period for 2016 and a 16-year period for 2017, which both start in 2002 and take into account three complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment test is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2017 identified three of our vessels with an indication for impairment as presented in the following table.  For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without registering impairment indication.
For the three vessels which had impairment indication (see table earlier in this section), a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:
Vessel	Charter Rate as of 12/31/2017	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2018)	Rate Year 2 (2019)	Rate Year 3+ (2020+)	Breakeven Rate (USD/day)
Eirini P	0	0	11	12,415	12,415	20,889	11,324
Xenia	14,100	25	23	12,534	12,534	21,090	9,209
Pantelis	10,500	0.5	7	12,057	12,057	20,287	11,781

There can be no assurance as to how long term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017, may return to their previously depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold during a period when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer you to the section of this registration statement entitled "Business Overview – Our Fleet".
Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this registration statement.
Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2018 and beyond.
Cash Flows
As of December 31, 2017, we had working capital deficit of $2.02 million after reporting earnings of $0.85 million in December 31, 2017. Our cash balance amounted to $1.26 million and cash in restricted and retention accounts amounted to $3.65 million. As of December 31, 2017, we had committed to pay an additional 18.0 million in relation to the delivery of our Kamsarmax newbuilding.
We intend to fund our working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing and equity offerings. We have signed a term loan facility of $18.4 million to finance the construction of M/V "Ekaterini" (Hull No. YZJ2013-1153), which was drawn down upon the delivery of the vessel on May 7, 2018. In the unlikely event that these are not sufficient we may also draw down up to $2.0 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our combined carve-out financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for 2017 was $2.91 million as compared to a cash surplus of $4.26 million during 2016. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk and Eurobulk FE, on our behalf, collect our chartering revenues and pay our chartering expenses. Our net income for 2017 was $0.85 million, which was adjusted by non-cash expenses of $4.79 million of vessel depreciation and $0.21 million amortization of deferred charges and decreased by $0.05 million from unrealized gain from derivatives.  Operating cash flows were reduced by a $3.05 million increase of funds due from the manager, while they were increased by a $0.16 million change in other  operating assets and liabilities.  Our net loss in 2016 was $10.14 million, which was offset by $3.83 million of vessel depreciation, $7.05 million on termination of two shipbuilding contracts, $0.47 million of amortization and write-off of deferred charges; operating cash flows were also increased by a $2.56 million decrease in funds due from the manager and a further $0.48 million from changes in other operating assets and liabilities.
Net cash from investing activities.
In 2017, we invested $4.64 million for the construction of our newbuilding M/V "Alexandros P" and the acquisition of M/V "Tasos" and for other capitalized expenses.  Additionally, we spent another $5.0 million on advances for the construction of M/V "Ekaterini." In 2016, we invested $24.2 million for the construction of MV "Xenia," M/V "Alexandros P" and an advance payment for the acquisition of MV "Tasos."
Net cash from financing activities.
In 2017, net cash provided by financing activities amounted to $9.28 million. It consisted of $10.86 million in proceeds from long term debt, net increase in parent company investment of $0.92 million, offset by $0.04 million of loan arrangement fees paid, $0.64 million repayment to the parent company and $1.81 million of loan repayments. In 2016, net cash provided by financing activities consisted of $13.80 million in proceeds from long term debt, $8.82 million of net increase in parent company investment, $0.72 million payments made by the parent company on our behalf, offset by $0.53 million of loan arrangement fees paid and repayment of $2.35 million of long term debt, resulting in a total of $20.5 million provided by financing activities.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2017, we had four outstanding loans with a combined outstanding balance of $38.83 million. These loans have maturity dates between 2018 and 2023. Our long-term debt as of December 31, 2017 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2017 is provided in Note 10 of our attached financial statements. As of December 31, 2017, we were scheduled to repay approximately $8.2 million of the above debt on our loans in 2018.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2017, we were not in default of any credit facility covenant.
Capital Expenditures
We may make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.

(refer to section above "Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments).
Trend information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk vessels are primarily a function of the underlying balance between vessel supply and demand.
The demand for drybulk capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years used for domestic infrastructure development and manufacturing of finished goods for export. Demand for drybulk capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion.
The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of March 1, 2018, the capacity of the worldwide drybulk vessel fleet was approximately 822.5 million dwt with approximately 81 million dwt, or, about 9.8% of the present fleet capacity on order. Currently, the orderbook is close to historical low levels. However, as charter rates have increased vessel ordering has begun picking up since August 2017. The growing supply of drybulk vessels, if continued, may exceed future demand.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016, drybulk rates increased, however, scrapping activity remained strong, at close to 2015 levels. In 2017, as drybulk charter rates rose, scrapping levels significantly declined. As of May 1, 2018, assuming that the current scrapping rate continues, scrapping levels in 2018 should be moderately lower than 2017 levels. According to industry sources (Clarksons), as of December 31, 2017, 73% of the existing drybulk fleet is aged from 0 to 9 years, with only 7% aged more than 20 years and another 20% between 10 and 20 years of age. The average age of our fleet, following the delivery of our newbuilding M/V "Ekaterini" on May 7, 2018, is 8.9 years and those of our competitors are on average 7.6 years (Navios Maritime Partners L.P. (NYSE: NMM) 9.6 years, Safe Bulkers Inc. (NYSE: SB) 7.5 years, Star Bulk Carriers Corp. (NASDAQ: SBLK) 8 years, Golden Ocean Group Limited (NASDAQ: GOGL) 4.5 years, Diana Shipping (NYSE: DSX) 8.4 years).
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of May 7, 2018, approximately 53% of our ship capacity days in 2018 and approximately 33% of our ship capacity days in 2019, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
Off-balance Sheet Arrangements
As of December 31, 2017, we did not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2017:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Newbuilding contract Payments (1)	$18,000,000	$18,000,000	---	---	---
Bank debt	$38,822,271	$8,162,972	$21,062,299	$1,868,000	$7,729,000
Interest Payments (2)	$5,167,004	$1,906,540	$2,173,937	$976,610	$109,917
Vessel Management fees (3)	$9,544,267	$1,757,988	$3,835,180	$3,951,099	---
Other Management Fee (4)	$6,196,584	$1,006,250	$2,556,531	$2,633,802	---
Total	$77,730,125	$30,883,750	$29,627,947	$9,429,511	$7,838,917

(1)          Refers to the remaining payments for our newbuilding contract for the construction of M/V "Ekaterini" which was delivered on May 7, 2018.
(2)          Assuming the amortization of the loans as of December 31, 2017 described above, each loan's interest rate margin over LIBOR and an average LIBOR rate of 2% yearly forward swap rates are calculated as 2.04%, 2.11%, 2.38%, 2.56%, 2.72% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2017. Also includes our obligation to make payments required as of December 31, 2017 under our interest rate swap agreements based on the same LIBOR forward rate assumptions (see the section of this registration statement entitled "Quantitative and Qualitative Disclosures about Market Risk").
(3)          Refers to our obligation for management fees we expect to incur under our Master Management agreements which will be in effect prior to the Spin-Off Distribution and will remain in effect after the Spin-Off Distribution.  These agreements were renewed for five years effective January 1, 2018.  The management fees have been computed based on the agreed rate of 685 Euros per day per vessel (approximately $856 based on an exchange rate of $1.25 per Euro) and assumed escalated 1.5% per annum adjusted for inflation.  We assumed a fleet of 5.625 vessels in 2018 and 6 vessels in the subsequent years.
(4)          Refers to our obligation for management fees of $1.25 million per year under our Master Management Agreement with Eurobulk that is expected to come in effect at the date of the Spin-Off Distribution.  For 2018, these fees are determined (i) for the period from January 1, 2018 until the Spin-Off Distribution Date pursuant to the terms of the Master Management Agreement between Euroseas and Eurobulk ($2 million total, 30% of which is allocated to EuroDry) and (ii) for periods beginning after the Spin-Off Distribution Date pursuant to the terms of the Master Management Agreement between the Company and Eurobulk, which will be effective as of the Spin-Off Distribution Date.  These management fees represent the cost of providing management services to (i) for the period from January 1, 2018 until the Spin-Off Distribution Date, services provided to the EuroDry Ltd. Predecessor and (ii) for periods beginning after the Spin-Off Distribution Date, services provided to the Company. This fee will be adjusted for inflation in Greece during the previous calendar year every January 1st (we have assumed an inflation rate of 1.50% per annum after 2018).

BUSINESS
History and Development of the Company
EuroDry Ltd. was incorporated under the laws of the Republic of the Marshall Islands on January 8, 2018. The Company was incorporated by Euroseas to serve as the holding company of seven subsidiaries that will be contributed by Euroseas to the Company in connection with the Spin-Off Distribution. Euroseas will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company's common shares to holders of Euroseas common stock on a pro rata basis on or about May 30, 2018.  Euroseas will also distribute EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares.  Under this registration statement, the Company is applying to register the common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol "EDRY". Upon consummation of the Spin-Off Distribution and the successful listing of the common shares on the Nasdaq Capital Market, the Company and Euroseas will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, all of the directors and officers of Euroseas may hold similar positions at the Company.
We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As May 7, 2018, our fleet consisted of six drybulk vessels. The total cargo carrying capacity of our fleet is 453,086 dwt.
There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol "EDRY". We make no representation that such application will be approved or that our common shares will trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804006.
Background and Purpose of the Spin-Off Distribution
The Company was incorporated on January 8, 2018 to serve as a holding company for all drybulk vessels built post year 2000 owned, directly or indirectly, by Euroseas. Before the Spin-Off Distribution, Euroseas owns and operates both drybulk vessels and containerships. After the Spin-Off Distribution, Euroseas will own containerships and one drybulk vessel (which was agreed to be sold on March 19, 2018 and is expected to be delivered to its buyers by June 30, 2018), and the Company will own only drybulk vessels of Ultramax (one vessel of 63,500 dwt built in 2017), Panamax (three vessels of 225,000 dwt total, two built in 2000 and one built in 2004) and Kamsarmax size (two vessels of 82,000 dwt, one built in 2016 and one in 2018). Historically, "pure play" companies generally have tended to trade at levels that suggest higher valuations than companies with mixed asset classes. Since the Spin-Off Distribution will result in two "pure play" companies, Euroseas and the Company expects that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Euroseas before the Spin-Off Distribution as historical trends suggest. After the Spin-Off Distribution, the Company expects that it will focus solely on drybulk vessels for the foreseeable future. Furthermore, the addition of two newbuilding vessels in the Euroseas fleet over the last two years with the expected delivery of the third newbuilding vessel by June 2018 provide the core of a "pure play" strategy focused on medium size drybulk vessels with the aim of acquiring additional vessels and growing.  Euroseas and EuroDry also believe that the Spin-Off Distribution may better position both companies for potential sale or merger opportunities in the future.

Mechanics of the Spin-Off Distribution
Prior to effecting the Spin-Off Distribution, Euroseas will contribute to the Company its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,825 of our common shares and approximately 19,014 of EuroDry Series B Preferred Shares (representing all of the Company's issued and outstanding stock as of that time). Euroseas then intends to make a special dividend of 100% of the Company's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas will distribute 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares. Based on 11,274,126 shares of common stock of Euroseas outstanding as of the record date of the special dividend, we expect that holders of Euroseas common stock will receive one EuroDry common share for every five shares of common stock of Euroseas owned by such shareholders.
If a Euroseas shareholder holds fewer than five shares of Euroseas common stock as of the record date, it will not receive any of our common shares because fractional common shares will not be distributed to Euroseas shareholders.  Instead, in the case of registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell the whole shares into the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales, net of brokerage fees and other costs, pro rata, based on the fractional common share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the Spin-Off Distribution.  Holders of Euroseas common stock that hold shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee.  The distribution agent, in its sole discretion, without any influence by Euroseas or us, will determine when, how, through which broker dealer and at what price to sell the whole shares.  Any broker-dealer used by the distribution agent will not be an affiliate of Euroseas or us.  If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments.
The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes. See "Tax Considerations" for an explanation of the tax consequences of the distribution.  If you physically hold certificates for Euroseas common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales.  We estimate that it will take approximately eight business days from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds.  If you hold your Euroseas common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds.  Euroseas shareholders should consult their bank or broker for further detail.
Prior to the Spin-Off Distribution, Euroseas will deliver 100% of the Company's issued and outstanding common shares to the distribution agent.  American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for the Company's common shares.
Holders of Euroseas' common stock as of the close of business on May 23, 2018, will have EuroDry common shares that they are entitled to receive issued to their account as follows:
•
Registered shareholders. If shares of Euroseas common stock are held directly through Euroseas' transfer agent, American Stock Transfer & Trust Company, the holder is a registered stockholder.  In this case, the distribution agent will credit the common shares received in the Spin-Off Distribution by way of direct registration in book-entry form to a new account with the Company's transfer agent.  Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders.  Registered shareholders will be able to access information regarding their book-entry account holding their shares at www.eurodry.gr.

o
Commencing on or shortly after the distribution date, the distribution agent will mail to registered shareholders an account statement that indicates the number of the Company's common shares that have been registered in book entry in the registered shareholder's name.  The Company expects it will take the distribution agent up to two weeks after the distribution date to complete the distribution of the common shares and mail statements of holding to all registered shareholders.

•
"Street name" or beneficial shareholders.  Most Euroseas shareholders hold their shares of Euroseas common stock beneficially through a bank, broker or other nominee.  In these cases, the bank, broker or other nominee holds the shares in "street name" and records the shareholder's name on its books.  Shareholders who own shares of Euroseas common stock through a bank, broker or other nominee will have their accounts credited with the common shares received in the Spin-Off Distribution on or shortly after the distribution date.  The Company encourages such holders to contact their bank, broker or other nominee with any questions concerning the mechanics of having shares held in "street name."

Holders of Euroseas common stock will not be required to pay for the common shares of the Company received as the special dividend or to tender or surrender their Euroseas common stock. If a Euroseas shareholder holds shares of Euroseas at the close of business on the record date for the special dividend, the holder's brokerage account (for shares held through a brokerage account) or account at the transfer agent (for shares held directly) will be credited with the appropriate number of shares of the Company on the distribution date of the special dividend, subject to the shareholder providing to Euroseas any required information and subject to the timing and receipt of any necessary regulatory and corporate approvals. The number of shares of Euroseas common stock owned by a shareholder of Euroseas will not change as a result of the special dividend, and the common stock of Euroseas will continue to trade on the Nasdaq Capital Market under the symbol "ESEA".
U.S. holders of Euroseas shares will have an initial tax basis in the shares received in the Spin-Off Distribution that will be determined by the trading price of the common shares at the time of the Spin-Off Distribution. Euroseas does not expect shareholders that are U.S. taxpayers to recognize gain or loss for U.S. federal income tax purposes, although there is no certainty this will be the case.  Euroseas will notify U.S. holders of Euroseas shares after year end 2018 of the tax attributes of the Spin-Off Distribution on Internal Revenue Service Form 1099.  The tax treatment of the Spin-Off Distribution is discussed below in "Tax Considerations – United States Federal Income Taxation of U.S. Holders."
The Spin-Off Distribution and the transfer of Euroseas' drybulk vessel subsidiaries to us is subject to, among other things, the approval of Euroseas' Board of Directors and obtaining various regulatory and third-party consents and approvals, including approval by our lenders, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of this registration statement.
Business Overview
Our fleet consists of drybulk vessels that transport dry cargo in bulk.  Please see information in the section "Our Fleet", below. During 2016 and 2017, our drybulkers (then owned by Euroseas) had a fleet utilization of 100% and 98.8%, respectively, our vessels achieved daily time charter equivalent rates of $7,909 and $10,058, respectively, and we generated voyage revenues of $8.33 million and $20.28 million, respectively.
Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk vessels and by reliably, safely and competitively operating the vessels we own, through our affiliates, Eurobulk and Eurobulk FE. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate drybulk vessels of any age.

Our Fleet
As of May 7, 2018, the profile and deployment of our fleet is the following:
Name	Type	Dwt	Year Built	Employment (1)	TCE Rate ($/day)
XENIA	Kamsarmax	82,000	2016	TC until Jan--20 thereafter 1 year at Charterer's option	$14,100 $14,350
EIRINI P.	Panamax	76,466	2004	TC until Sep-18	Hire 103.25% of Average BPI 4TC (2)
TASOS	Panamax	75,100	2000	TC until Jun-18	$12,300
PANTELIS	Panamax	74,020	2000	TC until Jun-18	$10,000 and a Gross Ballast Bonus of $525,000 (total equivalent to about $8,650)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jul-18	114% BSI(3)
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20 to maximum Oct-20	$13,000
Fleet Grand Total	6	453,086

(1)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(2)	Denotes the Baltic Panamax Index
(3)	Denotes the Baltic Supramax Index

We plan to expand our fleet by investing in vessels in the drybulk markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot charter, the time charter market and through pool arrangements. As of May 1, 2018, all of our drybulk vessels are employed under time charter contracts.
As of May 7, 2018, approximately 53% of our ship capacity days 2018 and approximately 33% of our ship capacity days in 2019 are under contract.
We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in the section of this registration statement entitled "Risk Factors – Industry Risk Factors".
Please refer to page F-34 of the Notes to our financial statements (Note 17) for recent corporate developments.
Our Customers
Our major charterer customers during the last two years include Klaveness, Norden, Panocean, Cargill and Noble amongst others. We are a relationship driven company, and our top five customers in 2017 include three of our top five customers from 2016 (Klaveness, Norden and Panocean). Our top four customers accounted for approximately 74% of our revenues in 2017 and our top three customers accounted for approximately 91% of our revenues in 2016.  In 2017, Klaveness, Norden, Amaggi and Sinochart accounted for 26%, 18%, 17% and 13% of our revenues, respectively.  In 2016, Klaveness, Norden and Quadra accounted for 52%, 26% and 13% of our revenues, respectively.  Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer.

The Dry Cargo Industry
Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form. Drybulk commodities are typically divided into two categories — major and minor bulks. Major bulks include coal, iron ore and grains, while minor bulks include aluminum, phosphate rock, fertilizer raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap. There are five main classes of drybulk carriers — Handysize, Handymax, Panamax, Kamsarmax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight (dwt) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line of the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 dwt and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Kamsarmax vessels, while vessels over 100,000 dwt are called Capesize vessels (mini-Capes range from 100,000 dwt to 140,000 dwt).
Vessel chartering

Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment ("COA") or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.
Market cyclicality and trends
The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne dry bulk trade growth (in tons) reached 3.8% according to industry analysts the highest annual growth since 2014. In January 2018, the International Monetary Fund revised upward its world economic growth forecast for 2018 and 2019 indicating a supporting macroeconomic environment for continuing drybulk seaborne trade growth.
At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of May 1, 2018, the backlog of vessels under construction ("orderbook") is about 10% of the fleet and it is scheduled to be delivered mostly over the next three years. This level of orderbook reflects lower newbuilding orders placed during 2016 and 2017 due to the depressed charter rates in those years and will limit supply growth during 2018 and 2019. More than half of the orderbook is concentrated on Capesize vessels (15% of the Capesize fleet), while vessels below 100,000 dwt, the segment in which our vessels compete, face an orderbook of 8% of the fleet and, consequently, less supply growth. The above levels of orderbook along with trends of vessel withdrawals in 2018 indicate that growth of fleet is likely to remain lower than drybulk trade growth, thus, providing a foundation for charter rates to retain the present levels and, possibly, increase further.
Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels beginning to be delivered eighteen months or more later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.
Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk and Eurobulk FE arrange our charters (whether spot charters, time charters or shipping pools). Through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete with other shipowners of carriers in the drybulk sector. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Navios Maritime Partners Inc. (NYSE: NMM), Safe Bulkers (NYSE: SB), Star Bulk Carriers (NASDAQ: SBLK), Golden Ocean (NASDAQ: GOGL) and Diana Shipping Inc. (NYSE: DSX).
Seasonality
Coal, iron ore and grains trades, the major commodities of the drybulk shipping industry, are somewhat seasonal in nature. Energy markets primarily affect the demand for coal, higher demand is witnessed mainly during summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, significantly reduce their level of production. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) in the southern hemisphere, harvests occur throughout the year and are shipped accordingly.
Environmental and Other Regulations
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk vessels. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by shipowners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons),  emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO's Marine Environmental Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American Area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls that may cause us to incur additional costs.
If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.   At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021.  The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first  year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Mangement Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners.  We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.
The BWM Convention's  implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international  ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged and compliance dates vary depending on the IOPP renewal dates.  Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels.  Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the "VGP"). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent ("NOI") at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act("NISA"), impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.

As of January 1, 2014, vessels were technically subject to the phasing-in of these standards and the USCG must approve any technology before it is placed on a vessel.  The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis.  In February 2017, the U.S. President issued an Executive Order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

European Union Regulation
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.  Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol,  and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations.  For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate,  or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code.")  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate("ISSC") from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
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on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
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a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have a drydock or an in-water inspection every 30 to 36 months for the inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The following table lists the upcoming intermediate or special survey for the vessels in our current fleet.  Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition.  The intermediate surveys listed in the table below will not require drydocking of the vessels; However, the intermediate surveys of M/V "Tasos" and M/V "Pantelis" during January and February 2018 required the drydocking of the vessels.
Vessel	Next	Type

TASOS	June 2020	Special Survey

PANTELIS	June 2020	Special Survey

EIRINI P	May 2019	Special Survey

XENIA	February 2021	Special Survey

ALEXANDROS P	January 2022	Special Survey

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Our vessels are members of the UK Club and The Standard Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Legal Proceedings
To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.
Properties
Other than our vessels (including the contracts for the construction thereof), we do not own any material property.

MANAGEMENT
Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers. Please see "Description of Capital Stock – Preferred Stock", below, for a discussion of the Series B Preferred Shareholders' right to appoint the Series B Preferred Director.  The business address for each director and executive officer is the address of our principal executive office which is located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
Name	Age	Position
Aristides J. Pittas	58	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	58	CFO and Treasurer; Class A Director
Aristides P. Pittas	66	Vice Chairman; Class A Director
Stephania Karmiri	50	Secretary
Panagiotis Kyriakopoulos	57	Class B Director
George Taniskidis	57	Class C Director
Apostolos Tamvakakis	66	Class C Director
Christian Donohue	40	Series B Director*

* Expected to be appointed at the time of the Spin-Off Distribution
Aristides J. Pittas has been a member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas since its inception on May 5, 2005. He was a member of the Board of Managers of Euromar since its inception on March 25, 2010. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, one of our affiliated ship management companies. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.
Dr. Anastasios Aslidis has been the Chief Financial Officer and Treasurer and a member of the Board of Directors of EuroDry since May 5, 2018. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas since September 2005. He was a member of the Board of Managers of Euromar since its inception on March 25, 2010. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

Aristides P. Pittas has been a member of EuroDry's Board of Directors and Vice Chairman of the Board of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors of Euroseas since its inception on May 5, 2005 and its Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.
Stephania Karmiri has been a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018, and EuroDry's Secretary since May 5, 2018. She has also been Euroseas' Secretary since its inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, one of our affiliated ship management companies. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.
Panagiotis Kyriakopoulos has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of Star Investments S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of Atemke SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV), BoD member of AGET Heracles and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle-upon-Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
George Taniskidis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005. He is the Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at Xiosbank (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.
Apostolos Tamvakakis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since June 25, 2013. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to

June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Vice Chairman of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is Chairman of the BoD of AVIS, member of the Board of Quest Holdings and GEK Terna S.A., Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with a major in econometrics and economics.
Christian Donohue is expected to be appointed as a member of the Board of Directors of EuroDry prior to the Spin-Off Distribution. He has also been a member of the Board of Directors of Euroseas since December 7, 2017. Mr. Donohue was appointed pursuant to the provisions of the Statement of Designation of EuroDry Series B Preferred Shares. Mr. Donohue is a Managing Director of TCP.  Prior to joining TCP in 2007 he was a Vice President at GE Capital.
Board of Directors and Committees
The current term of our Class A directors expires in 2020, the term of our Class B directors expires in 2021 and the term of our Class C directors expires in 2022.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and "audit committee financial expert" as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: www.eurodry.gr under "Corporate Governance."
Corporate Governance
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

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We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

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In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers' compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

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In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution.

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In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

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As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution, will provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our amended and restated bylaws will also provide that shareholders may designate in writing a proxy to act on their behalf.

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In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

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As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase in outstanding common shares or voting power of 5% or more.

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In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

If our common shares are listed on the Nasdaq Capital Market, other than as noted above, we expect to be in full compliance with all other applicable Nasdaq corporate governance standards.

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary will be provided by Eurobulk. These services will be provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. We expect to pay $1,250,000 a year (pro rated from the date of the Spin-Off Distribution until the end of the calendar year) for 2018 to Eurobulk for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor.

Director Compensation

Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common shares will receive no compensation for serving on our Board of Directors or its committees.

Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common shares will receive the following compensation: an annual retainer of $12,000, plus $3,000 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $8,000 if serving as Chairman of the Audit Committee. Directors who are also directors of Euroseas receive 62.5% of the above compensation. They also participate in the Company's Equity Incentive Plan.

All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Equity Incentive Plan

In May 2018, our Board of Directors approved an equity incentive plan. The equity incentive plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the equity incentive plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan.  Awards may be made under the expected equity incentive plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

Employees

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively.  Eurobulk and Eurobulk FE also ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2017, approximately 28 officers and 87 crew members served on board the vessels in our fleet.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The operations of our vessels will be managed by Eurobulk and Eurobulk FE, both affiliated companies.  Eurobulk will manage certain corporate matters and certain vessels of our fleet under a Master Management Agreement with us and separate management agreements with two shipowning companies, which we expect to have entered into prior to the Spin-Off Distribution. Eurobulk FE will manages the remaining three of our vessels and our vessel under construction under similar management agreements with the respective shipowning companies, which we expect to have entered into prior to the Spin-Off Distribution. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk will be responsible for providing us with executive services associated with us being a public company. Under the separate management agreements with the shipowning companies, Eurobulk or Eurobulk FE will be responsible to provide (i) other administration services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (ii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk will compensate Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we expect to have entered into prior to the Spin-Off Distribution, will be substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement will be terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will run through January 1, 2023 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk with the term and daily rate as specified in the Master Management Agreement.  The fee under the expected management agreements between Eurobulk FE and the shipowning companies will follow substantially the same terms of the similar agreements with Eurobulk.
The management fee will be adjusted annually for Eurozone inflation every January 1st. Under the Master Management Agreement, we will pay Eurobulk an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.50 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros will become effective when construction of the vessels actually begins.
As of its delivery on February 25, 2016, the management of the vessel M/V "Xenia" is performed by Eurobulk FE, a corporation controlled by members of the Pittas family. The same applies for the vessel M/V "Alexandros P" (delivered to the Company on January 16, 2017), the vessel M/V "Tasos" (delivered to the Company on January 9, 2017) and the M/V "Ekaterini" (delivered to the Company on May 7, 2018).
As of December 31, 2016, the amount due to the Parent Company was $25,224,830 and related to payments made by the Parent Company on behalf of the Subsidiaries in relation to the shipbuilding contracts for the construction of Hull No. DY160 amounting to $10.2 million, of Hull No. DY161 amounting to $10.0 million and of Hull No. YZJ2013-1153 amounting to $3.8 million and restricted cash requirements amounting to $1.2 million. As of December 31, 2017, the amount due to the Parent Company was $24,585,518. This amount refers to the balance of previous year including the additional payments made by the Parent Company on behalf of the subsidiaries in 2017 in relation to the shipbuilding contract for the construction of Hull No. DY160 amounting to $0.73 million, the shipbuilding contract for the construction of Hull No. YZJ2013-1153 amounting to $5.0 million and the acquisition of M/V "Tasos" amounting to $4.5 million. The amount of $10.86 million of the loan drawn by Ultra One Shipping Ltd. using as collateral M/V "Alexandros P" (ex- Hull No. DY160) on January 25, 2017 repaid part of the amount due to the Parent Company during 2017.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2017, Eurochart received chartering commissions of $253,503 and commissions of $134,000 from us for the vessels acquired. During 2016, Eurochart received chartering commissions of $104,148 and commissions of $213,500 from us for the vessels we acquired. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of about $50 per crew member per month and pay a commission on premium not exceeding 5%, respectively.
Aristides J. Pittas is currently the Chairman of each of Euroseas, Eurochart, Eurobulk and Eurobulk FE, all of which are related parties.
Eurobulk, Eurobulk FE, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk carrier which any of them may consider for acquisition in the future for as long Mr. Aristides J. Pittas remains Chairman or Chief Executive Officer of the Company. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk carrier which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas has also agreed to use his best efforts to cause any entity he directly or indirectly controls to grant us this right of first refusal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE SPIN-OFF DISTRIBUTION
The following table sets forth certain information regarding the beneficial ownership of our voting stock as a result of the Spin-Off Distribution by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% holders as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held, except for the holders of EuroDry Series B Preferred Shares, who are entitled to vote on an as-converted basis weighted by 50%.
The information in this table shows ownership after the Spin-Off Distribution, assuming distribution of one EuroDry common share for every five shares of Euroseas common stock.
Name of Beneficial Owner(1)	Number of Shares of Voting Common Shares Beneficially Owned	Percent of Voting of Common Shares (13)	Number of Shares of Voting Series B Preferred Shares Beneficially Owned	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Shares Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Friends Investment Company Inc.(2)	771,539	34.2%	-	-		30.2%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	180,000	8.0%	15,507	81.6%	490,107	16.6%
Tennenbaum Opportunities Fund V, LLC (3, 4)	-	-	-	-	-	-
Family United Navigation Co.	140,000	6.2%	-	-	-	5.5%
Preferred Friends Investment Company Inc.(4)	-	-	3,507	18.4%	110,841	2.2%
Aristides J. Pittas(5)	11,644	*	-	-	-	*
George Taniskidis(6)	664	*	-	-	-	*
Panagiotis Kyriakopoulos(7)	9,279	*	-	-	-	*
Aristides P. Pittas(8)	2,591	*	-	-	-	*
Anastasios Aslidis(9)	9,657	*	-	-	-	*
Apostolos Tamvakakis(10)	1,536	*	-	-	-	*
Christian Donohue	-	*	-	-	-	*
Stephania Karmiri(11)	-	*	-	-	-	*
Symeon Pariaros(12)	6,671	*	-	-	-	*
All directors and officers and 5% owners as a group	1,133,681	50.3%		100%		55.9%
*          Indicates less than 1.0%.
(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all common shares shown as beneficially owned by him/her.

(2)
Represents 771,539 common shares held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, and has sole voting and investment power with respect to all securities owned of record by Tennenbaum Opportunities Fund VI, LLC.  The address for each of Tennenbaum Capital Partners, LLC and Tennenbaum Opportunities Fund VI, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

(4)
Common shares are issuable upon conversion of EuroDry Series B Preferred Shares (or any convertible notes into which EuroDry Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
Does not include 101,302 common shares held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,085 EuroDry Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,228 common shares vesting on July 1, 2018, 1,782 common shares vesting on November 16, 2018 and 2,228 common shares vesting on July 1, 2019.

(6)
Does not include 3,566 common shares held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 107 EuroDry Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 238 common shares vesting on July 1, 2018, 190 common shares vesting on November 16, 2018 and 238 common shares vesting on July 1, 2019.

(7)	Includes 237 common shares vesting on July 1, 2018, 190 common shares vesting on November 16, 2018 and 237 common shares vesting on July 1, 2019.
(8)
Does not include 101,038 common shares held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 53 EuroDry Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 608 shares vesting on July 1, 2018, 486 common shares vesting on November 16, 2018 and 608 common shares vesting on July 1, 2019.

(9)	Includes 1,512 common shares vesting on July 1, 2018, 1,210 common shares vesting on November 16, 2018 and 1,512 common shares vesting on July 1, 2019.
(10)	Includes 237 common shares vesting on July 1, 2018, 190 common shares vesting on November 16, 2018 and 237 common shares vesting on July 1, 2019.
(11)
Does not include 98 common shares held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 237 common shares vesting on July 1, 2018, 190 common shares vesting on November 16, 2018 and 237 common shares vesting on July 1, 2019.
(13)	Voting stock includes 28,072 unvested shares for a total of 2,254,825 issued and outstanding common shares of the Company as of April 30, 2018.
(14)	EuroDry Series B Preferred Shares vote on an as-converted basis weighted by 50%.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution, and by the BCA. You should be aware that the BCA differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.
Marshall Islands	Delaware

Shareholder Meetings and Voting Rights
Held at a time and place as designated or in the manner provided in the bylaws.	Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or outside the Republic of the Marshall Islands.	May be held within or outside Delaware.
Notice:	Notice:
Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting.

A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.

Each shareholder entitled to vote may authorize another person to act for him by proxy.	Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy.

Marshall Islands	Delaware

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
Except as otherwise required by the BCA or the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or the articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon

Unless otherwise specified in the certificate of incorporation or bylaws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders.

The articles of incorporation may provide for cumulative voting.	The certificate of incorporation may provide for cumulative voting.
Dissenters' Rights of Appraisal
Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions.

Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions.
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Alters or abolishes any preferential right of any outstanding shares having preferences; or
Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware

Shareholders' Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.
Attorney's fees may be awarded if the action is successful.
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less.

Directors
Board must consist of at least one member.	Board must consist of at least one member.
Removal:	Removal:
•       Any or all of the directors may be removed for cause by vote of the shareholders.

•      If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•       Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Number of board members may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
Number of board members may be changed by	Number of board members shall be fixed by the

amendment of the bylaws, by the shareholders or by action of the board under specific provision of a bylaw; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board.

bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.
Duties of Directors
Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

DIVIDEND POLICY
Euroseas paid a quarterly dividend to its common stock for thirty-two consecutive quarters from its inception until November 2013 when its Board of Directors decided to suspend its quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market.  Euroseas incurred losses during the period from 2012 to 2017 which further restricted its ability to continue paying dividends. Our current loan agreements contain dividend restrictions that prohibit the declaration of cash dividends to our shareholders which will be removed when such loans are fully repaid by May 2019 or may be removed earlier if we make certain deferred loan payments or if we reach other agreements with our lenders.  Thus, while we do not expect to pay dividends to holders of our common shares in the near future, we may consider paying dividends if certain events take place that restore our ability to pay dividends.  The exact timing and amount of any future dividend payments to our common shares will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.
The EuroDry Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) up to January 29, 2019 of 5% per annum, or 0%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the EuroDry Series B Preferred Shares is 5%, the holders of EuroDry Series B Preferred Shares will receive such dividend in cash and will also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on EuroDry Series B Preferred Shares is 0%, then the holders of EuroDry Series B Preferred Shares will receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of EuroDry Series B Preferred Shares will receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The dividend rate will increase to 12% for two years following January 29, 2019 and will increase 14% thereafter and will be payable in cash. The EuroDry Series B Preferred Shares will be able to be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each EuroDry Series B Preferred Share will be convertible into common stock at an initial conversion price of $31.64(subject to adjustment, including upon a default). EuroDry Series B Preferred Shares will be redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
We do not expect our dividend policy or our ability to pay dividends to common shareholders to be different in any material respects from Euroseas' dividend policy or ability to pay dividends to holders of its common stock as of the date this registration statement becomes effective.

TAX CONSIDERATIONS
The following is a discussion of the material Marshall Islands, Liberian and United States federal income tax considerations applicable to EuroDry and U.S. Holders and Non-U.S. Holders, each as discussed below, of EuroDry common shares.
Marshall Islands Tax Considerations
EuroDry is incorporated in the Marshall Islands. Under current Marshall Islands law, EuroDry is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by EuroDry to holders of its common shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of EuroDry common shares will not be subject to Marshall Islands tax on the sale or other disposition of such common shares or as a result of the receipt of our common shares in the Spin-Off Distribution.
Liberian Tax Considerations
Certain of our subsidiaries are incorporated in the Republic of Liberia.  Under the Consolidated Tax Amendments Act of 2010, EuroDry's Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation effective as of 1977, and distributions EuroDry may make to its shareholders will be made free of any Liberian withholding tax.
United States Federal Income Tax
The following are the material United States federal income tax consequences to EuroDry of its activities after the Spin-Off Distribution and of the receipt, ownership and disposition of our common shares after the Spin-Off Distribution to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this registration statement, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of EuroDry's business as described in "Business" above and assumes that EuroDry will conduct its business as described in that section.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the Treasury Regulations thereunder, EuroDry will be exempt from United States federal income taxation on its U.S.-source shipping income if:
•	EuroDry is organized in a foreign country, or its country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and
either
•
more than 50% of the value of EuroDry's stock is owned, directly or indirectly, by "qualified shareholders," individuals who are "residents" of a foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
EuroDry's stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, Liberia and Panama, the jurisdictions where EuroDry and its shipowning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations. Therefore, EuroDry will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if EuroDry satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.
EuroDry does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.
EuroDry's ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. EuroDry common shares will be "primarily traded" on the Nasdaq Capital Market, which is an established securities market for these purposes.
Under the regulations, EuroDry common shares will be considered to be "regularly traded" on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (The "listing threshold"). Since EuroDry common shares, which are EuroDry's sole class of stock, will be listed on the Nasdaq Capital Market, EuroDry will satisfy the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). EuroDry expects satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as EuroDry expects to be the case with its common shares, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a non-U.S. corporation's common stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the outstanding shares of such corporation's common stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the common stock the corporation (the "5% Override Rule").
For purposes of being able to determine the persons who own 5% or more of a corporation's stock ("5% Shareholders") the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-D filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation's common stock. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
After the Spin-Off Distribution, it is possible that 5% Shareholders may own more than 50% of the EuroDry common shares.  In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if EuroDry can establish that within the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the corporation's common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Shareholders owning a sufficient number of our common shares would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders.  If, after the Spin-Off Distribution, 5% Shareholders were to own more than 50% of the EuroDry common shares, there is no assurance that EuroDry would be able to satisfy the foregoing requirements.
Taxation in Absence of Exemption
If the benefits of Section 883 of the Code are unavailable for any taxable year, EuroDry's U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions ("4% gross basis tax regime"). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and EuroDry's U.S. source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, EuroDry may be subject to the 30% United States federal "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.
EuroDry's U.S. source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:
•	EuroDry has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•	Substantially all of EuroDry's U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
EuroDry does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of EuroDry's shipping operations and other activities, EuroDry believes that none of its U.S. source shipping income will be "effectively connected" with the conduct of a United States trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether EuroDry qualifies for exemption under Section 883 of the Code, EuroDry will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by EuroDry will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of EuroDry common shares that acquired such shares in the Spin-Off Distribution and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
This discussion does not purport to deal with the tax consequences of owning EuroDry common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold EuroDry common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of EuroDry common shares.
If a partnership holds EuroDry common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
U.S. Federal Income Tax Treatment of the Spin-Off Distribution
Generally, any cash and the fair market value of property, such as EuroDry common shares in the hands of another corporation, that is distributed by such corporation will be treated as a distribution, as described below.  However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off Distribution, and distribute stock of a controlled corporation, such as EuroDry when it was wholly-owned by Euroseas, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met.  EuroDry and Euroseas do not believe that both Euroseas and EuroDry are able to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off Distribution as a tax-free corporate division for U.S. federal income tax purposes.
If EuroDry and Euroseas are able to satisfy the requirements of the Section 355 of the Code, U.S. Holders that receive EuroDry common shares in the Spin-Off Distribution will not be treated as receiving a taxable dividend, as described below, and U.S. Holders that receive EuroDry common shares will generally be required to allocate a portion of such holder's tax basis in its Euroseas common stock to the EuroDry common shares the holder received in the Spin-Off Distribution.  The amount of that basis should be allocated in proportion to the relevant fair market values of the Euroseas common stock and EuroDry common shares.
The remainder of this discussion will assume that the Spin-Off Distribution will not qualify as a tax-free corporate division for U.S. federal income tax purposes.  U.S. Holders that receive EuroDry common shares and cash in lieu of fractional shares in the Spin-Off Distribution will be treated as receiving a distribution from Euroseas. Any cash and the fair market value of property distributed will be treated as a dividend to the extent of the Euroseas' current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  Euroseas expects that, as of the date of the Spin-Off Distribution, it will not have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case.  To the extent the Spin-Off Distribution represents a distribution in excess of such accumulated earnings or profits, for a U.S. Holder of Euroseas' common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder's tax basis is $0, and thereafter as capital gain.  Because Euroseas is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. In addition, such U.S. Holders' basis in the EuroDry common shares received in the Spin-Off Distribution is equal to the fair market value as of the date of distribution of such shares. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off Distribution to you.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by EuroDry with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" to the extent of EuroDry's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of EuroDry's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because EuroDry is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the EuroDry common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on the EuroDry common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income".  Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) EuroDry is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which EuroDry does not believe it is, has been or will be), (2) the EuroDry common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the EuroDry common shares will be listed), (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the EuroDry common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on the EuroDry common shares prior to the date on which its common shares became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by EuroDry that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any "extraordinary dividend", which is generally a dividend paid by EuroDry in an amount which is equal to or in excess of ten percent of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in EuroDry common shares. If EuroDry pays an "extraordinary dividend" on its common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares
Assuming EuroDry does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of EuroDry common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, EuroDry will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held EuroDry common shares, either:

•
at least 75% of EuroDry's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of EuroDry's assets during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets".
For purposes of determining whether EuroDry is a PFIC, EuroDry will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which EuroDry owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by EuroDry in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless EuroDry were treated under specific rules as deriving rental income in the active conduct of a trade or business.
Based on EuroDry's anticipated operations and future projections, EuroDry does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and EuroDry is not relying upon an opinion of counsel on this issue, EuroDry's belief is based principally on the position that, for purposes of determining whether EuroDry is a PFIC, the gross income EuroDry derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that EuroDry or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether EuroDry is a PFIC. EuroDry believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service ("IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with EuroDry's position. In addition, although EuroDry intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of EuroDry's operations will not change in the future.
As discussed more fully below, if EuroDry were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in EuroDry common shares, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat EuroDry as a "qualified electing fund" (a "QEF election"). As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to EuroDry common shares, as discussed below.  In addition, if EuroDry were to be treated as a PFIC, a U.S. Holder of EuroDry common shares would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns EuroDry common shares and EuroDry is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to EuroDry common shares (an "Electing Holder") would report for U.S. federal income tax purposes his pro rata share of EuroDry's ordinary earnings and of EuroDry's net capital gain, if any, for EuroDry's taxable year that ends with or within the taxable year of the Electing Holder.  EuroDry's net operating losses or net capital losses would not pass through to the Electing Holder and will not offset EuroDry's ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares).  Distributions received from EuroDry by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of EuroDry's ordinary earnings and net capital gain. The Electing Holder's tax basis in his common shares would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in EuroDry common shares.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of EuroDry common shares.
U.S. Holders Making a Timely Mark-to-Market Election
A U.S. Holder who makes a timely mark-to-market election with respect to EuroDry common shares would include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the U.S. Holder's then adjusted tax basis in the common shares. The excess, if any, of the U.S. Holder's adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares.
U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to EuroDry common shares (a "Non-Electing Holder") would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (ii) any gain realized on the sale or other disposition of the common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning EuroDry common shares, the Non-Electing Holder's successor would be ineligible to receive a step-up in the tax basis of those common shares.

United States Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of EuroDry common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."
U.S. Federal Income Tax Consequences of the Spin-Off Distribution
Non-U.S. Holders will not be subject to U.S. federal income taxation with respect to EuroDry common shares or any cash received in the Spin-Off Distribution.
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from EuroDry with respect to its common shares, unless such income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of EuroDry common shares, unless:
•
such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a shareholder sells EuroDry common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells EuroDry common shares through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells EuroDry common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder's United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, EuroDry common shares, unless EuroDry common shares were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
EuroDry encourages each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of EuroDry common shares and of the Spin-Off Distribution, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock summarizes the material terms and provisions of the capital stock offered under this prospectus.  For the complete terms of our capital stock, please refer to amended and restated articles of incorporation and our amended and restated by-laws, which will be in place at the time of the Spin-Off Distribution and will be filed as an exhibit hereto. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.
Authorized Capitalization
Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form.
Common Stock
Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, we will be authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 500 shares issued and outstanding as of January 8, 2018. Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.
Preferred Stock
Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, we will be authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of January 8, 2018. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common shares.  In connection with the Spin-Off Distribution, all of our outstanding EuroDry Series B Preferred Shares will be distributed to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares. Additional EuroDry Series B Preferred Shares may be issued when dividends to EuroDry Series B Preferred Shares are paid in-kind (see below).
The EuroDry Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) up to January 29, 2019 of 5% per annum, or 0%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the EuroDry Series B Preferred Shares is 5%, the holders of EuroDry Series B Preferred Shares will receive such dividend in cash and will also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on EuroDry Series B Preferred Shares is 0%, then the holders of EuroDry Series B Preferred Shares will receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of EuroDry Series B Preferred Shares will receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The dividend rate will increase to 12% for two years following January 29, 2019 and will increase 14% thereafter and will be payable in cash. The EuroDry Series B Preferred Shares will be able to be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each EuroDry Series B Preferred Share will be convertible into common stock at an initial conversion price of $31.64 (subject to adjustment, including upon a default). EuroDry Series B Preferred Shares will be redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
Subject to certain ownership thresholds, holders of EuroDry Series B Preferred Shares will have the right to appoint one director to the Company's board of directors and Tennenbaun Capital Partners also has consent rights over certain corporate actions. In addition, the holders of EuroDry Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each EuroDry Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Eurodry Series B Preferred Share would be convertible on the applicable record date. The terms of the EuroDry Series B Preferred Shares, including the rights, preferences and privileges of such shares are set forth in full in the Statement of Designation of the Rights, Preferences and Privileges of EuroDry Series B Convertible Perpetual Preferred Shares of the Company (the "Statement of Designation") as filed with the Registrar of Corporations of the Republic of the Marshall Islands.
Distribution Agent, Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for EuroDry common shares.
Listing
We have applied to list our common shares on the Nasdaq Capital Market under the symbol "EDRY."
Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Our articles of incorporation and our bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, hereto.  Our amended and restated articles of incorporation and amended and restated bylaws are filed as Exhibit 3.3 and 3.4 respectively, hereto.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.
Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.
Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
Shareholder Meetings
Under our bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.
Dissenters' Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.
Shareholders Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution and are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock
Under the expected terms of our amended and restated articles of incorporation, our Board of Directors will have authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.
Classified Board of Directors
The expected terms of our amended and restated articles of incorporation will provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal of Directors
The expected terms of our amended and restated articles of incorporation will prohibit cumulative voting in the election of directors. The expected terms of our amended and restated bylaws will require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation will also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
The expected terms of our amended and restated articles of incorporation and our amended and restated bylaws will provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and amended and restated bylaws will provide that, subject to certain exceptions, our Board of Directors, our Chairman of the Board or by the President and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The expected terms of our amended and restated bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
The expected terms of our amended and restated articles of incorporation will also prohibit us, subject to several exclusions, from engaging in any "business combination" with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders' Rights Plan
We expect to adopt a shareholders' rights plan prior to the Spin-Off Distribution. Each right will entitle the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance.
Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this registration statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Debt Financing," and Note 10 of our attached financial statements.
There are no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, our management agreements with our Managers and our Master Management Agreement with Eurobulk.
Quantitative and Qualitative Disclosures about Market Risk
In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:
Interest Rate Fluctuation Risk
The international drybulk shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.
 The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2017 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase.
Year Ended December 31,	Amount in $ (loans)
2018	359,865
2019	236,686
2020	133,218
2021	90,132
2022 and thereafter	90,454

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk
The international drybulk shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 20% of our vessel operating and drydocking expenses in 2017 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros. On December 31, 2017, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2017 was $0.03 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2017, would have increased our operating expenses by approximately $0.14 million and the fair value of our outstanding accounts payable by approximately $0.02 million.
SHARES ELIGIBLE FOR FUTURE SALE
 Our common shares being distributed in the Spin-Off Distribution will be freely transferable, except for common shares held by persons that are our "affiliates" as defined in the rules under the Securities Act of 1933. Affiliates are individuals or entities that control, are controlled by or are under common control with us, and may include our officers, directors and principal shareholders. Common shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 under the Securities Act of 1933. We cannot predict whether substantial amounts of our common shares will be sold in the open market following the Spin-Off Distribution. Sales of substantial amounts of our common shares in the public market, or the perception that substantial sales may occur, could lower the market price for our common shares.
PLAN OF DISTRIBUTION
Our common shares will be distributed by Euroseas by the declaration and issuance of a distribution to holders of Euroseas' common stock. The Spin-Off Distribution is conditioned on, among other things, the approval of Euroseas' Board of Directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on Nasdaq and the effectiveness of this registration statement. As of the date of this prospectus, Euroseas has 11,274,126 shares of common stock outstanding. Euroseas may sell additional shares of common stock and it may have a greater number of shares outstanding on the Spin-Off Distribution record date; but we do not expect the distribution ratio to change if this occurs.
The Spin-Off Distribution is not being underwritten by an investment bank or otherwise. The purpose of the Spin-Off Distribution is described in the section of this prospectus entitled "Business – Background and Purpose of the Spin-Off Distribution". Euroseas will pay any fees or other expenses incurred in connection with the Spin-Off Distribution and the application for the listing of our common shares on the Nasdaq Capital Market. We anticipate the aggregate fees and expenses in connection with the Spin-Off Distribution to be approximately $425,000.
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece.
Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company

Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.
In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.
LEGAL MATTERS
Certain legal matters with respect to United States Federal and New York law and Marshall Islands law in connection with the Spin-Off Distribution will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.
EXPERTS
The combined carve-out financial statements of EuroDry Ltd. Predecessor included in this prospectus 'have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report appearing elsewhere herein.  Such combined carve-out financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 regarding the common shares being distributed pursuant to this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares being distributed pursuant to this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.
Upon completion of the Spin-Off Distribution, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after the Spin-Off Distribution, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the main costs and expenses in connection with the Spin-Off Distribution, which we will be required to pay.*

SEC registration fee	$4,091
Financial Industry Regulatory Authority filing fee
Nasdaq listing fee	55,000
Legal fees and expenses	250,000
Accounting fees and expenses	75,000
Printing and engraving costs	10,000
Transfer agent and distribution agent fees and other	25,000
Miscellaneous	5,909
Total	$425,000
*  All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and Nasdaq listing fee.

EURODRY LTD. PREDECESSOR.
COMBINED CARVE-OUT FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
EuroDry Ltd.
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying combined carve-out balance sheets of EuroDry Ltd. Predecessor (the "Company") (see Note 1 to the combined carve-out financial statements) as of December 31, 2017 and 2016, the related combined carve-out statements of operations, parent company equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 4, 2018, except for Note 17, as to which the date is May 7, 2018

We have served as the Company's auditor since 2018.

EuroDry Ltd. Predecessor
Combined carve-out Balance Sheets
December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

	Notes	December 31, 2016	December 31, 2017
Assets
Current assets
Cash and cash equivalents		591,108	1,257,058
Restricted cash	10	502,307	894,499
Trade accounts receivable		638,223	593,787
Other receivables		116,119	644,062
Due from related companies	9	660,882	3,706,259
Inventories	3	268,120	452,191
Prepaid expenses		43,152	72,520
Total current assets		2,819,911	7,620,376

Long-term assets
Vessels, net	5	64,439,364	81,979,636
Advances for vessel under construction and vessel acquisition deposits	4	17,753,737	5,051,211
Restricted cash		1,250,000	2,750,000
Derivative			51,453
Deferred charges, net	6	426,783	-
Total assets		86,689,795	97,452,676

Liabilities and parent company equity
Current liabilities
Long-term bank loans, current portion	10	1,269,805	7,967,267
Trade accounts payable		309,338	346,968
Accrued expenses	7	464,901	1,037,027
Deferred revenues		80,546	289,738
Total current liabilities		2,124,590	9,641,000

Long-term liabilities
Long-term bank loans, net of current portion	10	28,243,478	30,364,035
Due to Parent Company	9	25,224,830	24,585,518
Total long-term liabilities		53,468,308	54,949,553
Total liabilities		55,592,898	64,590,553

Commitments and contingencies	13

Parent Company Equity
Parent company investment	11	41,603,370	42,518,895
Accumulated deficit		(10,506,473)	(9,656,772)
Total parent company equity		31,096,897	32,862,123
Total liabilities and parent company equity		86,689,795	97,452,676

The accompanying notes are an integral part of these combined carve-out financial statements.

EuroDry Ltd. Predecessor
Combined carve-out statements of operations
Years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

	Notes	2016	2017
Revenues
Voyage revenue		8,331,821	20,280,215
Commissions (including $104,148 and $253,503, respectively, to related party)	9	(452,868)	(1,122,196)
Net revenue		7,878,953	19,158,019
Operating expenses
Voyage expenses	14	82,627	2,396,318
Vessel operating expenses (including $57,316 and $102,131 to related party)	9, 14	4,308,418	6,892,388
Vessel depreciation	5	3,828,634	4,786,272
Dry-docking expenses		-	127,509
Related party management fees	9	780,135	1,409,716
Other general and administrative expenses (including $520,626 and $693,524, respectively, to related party)	8	798,828	917,160
Loss on termination and impairment of shipbuilding contracts	4	7,050,179	-
Total operating expenses		16,848,821	16,529,363
Operating (loss) / income		(8,969,868)	2,628,656
Other income/(expenses)
Interest and other financing costs		(1,161,169)	(1,817,574)
Gain on derivative, net	15	-	49,167
Foreign exchange loss		(10,369)	(10,548)
Interest income		53	-
Other expenses, net		(1,171,485)	(1,778,955)
Net (loss) / income		(10,141,353)	849,701

The accompanying notes are an integral part of these combined carve-out financial statements.

EuroDry Ltd. Predecessor
Combined carve-out statements of parent company equity
Years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

	Parent company investment	Accumulated Deficit	Total
Balance, January 1, 2016	32,779,443	(365,120)	32,414,323
Net increase in Parent Company Investment (Note 11)	8,823,927	-	8,823,927
Net loss	-	(10,141,353)	(10,141,353)
Balance, December 31, 2016	41,603,370	(10,506,473)	31,096,897
Net increase in Parent Company investment (Note 11)	915,525	-	915,525
Net income	-	849,701	849,701
Balance, December 31, 2017	42,518,895	(9,656,772)	32,862,123

The accompanying notes are an integral part of these combined carve-out financial statements.

EuroDry Ltd. Predecessor
Combined carve-out statements of cash flows
Years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

	2016	2017
Cash flows from operating activities:
Net (loss) / income	(10,141,353)	849,701
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation of vessels	3,828,634	4,786,272
Amortization and write off of deferred charges	471,443	209,231
Unrealized gain on derivative	-	(51,453)
Loss on termination and impairment of shipbuilding contracts	7,050,179	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(241,359)	44,436
Other receivables	(17,835)	(527,943)
Due from related companies	2,564,940	(3,045,377)
Inventories	(99,499)	(184,071)
Prepaid expenses	469	(29,368)
Increase / (decrease) in:
Trade accounts payable	128,508	37,630
Accrued expenses	645,680	612,037
Deferred revenues	66,022	209,192
Net cash provided by operating activities	4,255,829	2,910,287
Cash flows from investing activities:
Cash paid for vessel acquisition, capitalized expenses and vessels under construction	(24,243,012)	(9,635,504)
Net cash used in investing activities	(24,243,012)	(9,635,504)
Cash flows from financing activities:
Loan arrangement fees paid	(529,810)	(42,125)
Net increase in Parent Company Investment	8,823,927	915,525
Proceeds from long-term bank loans	13,800,000	10,862,500
Repayment of long-term bank loans	(2,347,000)	(1,813,229)
Due to Parent Company	725,620	(639,312)
Net cash provided by financing activities	20,472,737	9,283,359
Net increase in cash and cash equivalents	485,554	2,558,142
Cash, cash equivalents and restricted cash at beginning of year	1,857,861	2,343,415
Cash, cash equivalents and restricted cash at end of year	2,343,415	4,901,557
Cash breakdown
Cash and cash equivalents	591,108	1,257,058
Restricted cash, current	502,307	894,499
Restricted cash, long term	1,250,000	2,750,000
Total cash, cash equivalents and restricted cash shown in the combined carve-out statements of cash flows	2,343,415	4,901,557

(Combined carve-out statement of cash flows continues on the next page)

EuroDry Ltd. Predecessor
Combined carve-out statements of cash flows
Years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

(Continued)
	2016	2017
Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	488,764	1,462,852
Financing, and investing activities fees:
Capital expenditures included in liabilities	75,962	64,476
Loan arrangement fees accrued	38,400	-

The accompanying notes are an integral part of these combined carve-out financial statements.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information

EuroDry Ltd., referred to herein as "EuroDry", was formed by Euroseas Ltd (or "Euroseas" or "Parent Company") on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") to be contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-Off"). Euroseas will contribute these Subsidiaries to EuroDry in, exchange for               common shares in EuroDry, which Euroseas, intends to distribute to holders of Euroseas common stock on a pro rata basis.

The accompanying predecessor combined carve-out financial statements are that of the Subsidiaries for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below from their dates of incorporation. The Subsidiaries are referred to as the EuroDry Ltd. Predecessor (the "Predecessor" or the "Company").

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), collectively the "Managers". Eurobulk and Eurobulk FE are corporations controlled by members of the Pittas family.  The Managers provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 9).  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita.

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns 33.3% of Euroseas' shares as of December 31, 2017.

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Subsidiaries are set out below:

•
Pantelis Shipping Corp., incorporated in Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009.

•
Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V "Eirini P" which was built in 2004 and acquired on May 26, 2014.

•
Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V "Xenia".  M/V "Xenia" is a new-building and was delivered on February 25, 2016.

•
Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V "Tasos" which was built in 2000 and acquired on January 9, 2017.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information - Continued

•
Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,500 DWT bulk carrier M/V "Alexandros P." M/V "Alexandros P" is a new-building and was delivered on January 16, 2017.

•
Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The shipbuilding contract was cancelled on September 2, 2016 due to excessive construction delays.  Ultra Two Shipping Ltd has no assets and operations as of December 31, 2016 and 2017.

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of an eco-design fuel efficient 82,000 DWT Kamsarmax drybulk carrier (Hull No. YZJ2013-1153). In July 2016, Kamsarmax Two Shipping Ltd. signed an amended agreement which provided it with an option to terminate the contract by December 31, 2016 (subsequently, extended to March 31, 2017) without any additional cost.  In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with the construction of Hull No. YZJ2013-1153 (named "Ekaterini") which was delivered on May 7, 2018.

As of December 31, 2017, the Company had a working capital deficit of $2.0 million and the Company's cash balance amounted to $1.3 million and cash in restricted and retention accounts amounted to $3.6 million.  For the construction of Hull No. YZJ2013-1153, the Company made payments of $2.25 million in February 2018 and has obligations of another $15.75 million that are expected to be paid upon the delivery of the vessel by June 30, 2018.

The Company intends to fund its working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction and debt balloon payment refinancing. The Company signed a term loan facility of $18.4 million to finance the construction of M/V "Ekaterini" (Hull No. YZJ2013-1153), which was drawn down upon the delivery of the vessel on May 7, 2018.  In the unlikely event that these are not sufficient, the Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, and possible vessel sales (where equity will be released) or the sale of the shipbuilding contract itself, if required, among other options.  The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the combined carve-out financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information - Continued

During the years ended December 31, 2016 and 2017, the following charterers individually accounted for more than 10% of the Company's voyage revenue as follows:

Charterer	Year ended December 31, 2016	Year ended December 31, 2017
A/S Klaveness Chartering	52%	26%
Dampskibsselskabet Norden A/S	26%	18%
Amaggi Europe B.V.	-	17%
China National Chartering (Hong Kong) Co., Limited	-	13%
Quadra Commodities S.A.	13%	-

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Summary of Significant Accounting Policies

Basis of presentation

The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. These combined carve-out financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Euroseas. The combined financial statements reflect the financial position, results of operations and cash flows of the Predecessor as they were historically managed, in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The combined carve-out financial statements include certain assets that have historically been held at the Euroseas corporate level but are specifically identifiable or otherwise attributable to these combined carve out financial statements, primarily restricted cash.
These financial statements are presented as if such businesses had been combined throughout the periods presented. All intercompany transactions have been eliminated.  The Company has no common capital structure for the combined business and, accordingly, has not presented historical earnings per share.
The combined carve-out statements of operations reflects intercompany expense allocations made to EuroDry Ltd. Predecessor by Euroseas for certain corporate functions and for shared services provided by Euroseas. Where possible, these allocations were made by Euroseas on a pro-rata basis. See Note 8. "Other general and administrative expenses" and Note 9. "Related Party Transactions" for further information on expenses allocated by Euroseas.
Both the Company and Euroseas consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by EuroDry Ltd. Predecessor during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent, publicly traded company for the periods presented.

Use of estimates

The preparation of the accompanying combined carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the combined carve-out financial statements, and the stated amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

Foreign currency translation

The Company's functional currency is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying combined carve-out statements of operations.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance under the terms of various loan agreements and amounts that are pledged, blocked or held as cash collateral. As of December 31, 2016, $0.55 million of these amounts of restricted cash were held in Kamsarmax One Shipping Ltd. bank accounts and the rest of the amounts in Euroseas' bank accounts on behalf of other EuroDry subsidiaries.  As of December 31, 2017, $0.65 million of these amounts of restricted cash were held in Kamsarmax One Shipping Ltd. bank accounts, another $1.8 million were held in Ultra One Shipping Ltd. bank accounts and the remaining amounts were in Euroseas' bank accounts on behalf of other EuroDry subsidiaries.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  No allowance for doubtful accounts was recorded for the periods presented.
Inventories

Inventories are stated at the lower of cost and net realizable value.  Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which  includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including borrowing costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of its construction.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the combined carve-out statements of operations and the combined carve-out statements of cash flows.

Revenue and expense recognition

Revenues are generated from voyage charters and time charters.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. Demurrage income, which is included in voyage revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses relate to bunkers, port charges, canal tolls, and agency fees which are incurred when the vessel is chartered under a voyage charter or during off-hire or idle periods. Voyage expenses are expensed as incurred.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Impairment of long-lived assets

The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the type of ship employment for its customers, i.e. voyage or time charters.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.  As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP  Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued No. ASU 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted. The Company adopted this standard as of January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements will be recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable, and was deemed to end upon the completion of discharge of the current cargo. The financial impact on the Company's financial statements will derive from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. As no vessels of the Company had voyage charters that were in progress as of December 31, 2017, management believes that the implementation of this standard will not have any material impact on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." This ASU establishes specific guidance to an organization's management on their responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern. The provisions of this ASU are effective for interim and annual periods ending after December 15, 2016. The Company adopted ASU No. 2014-15 for the financial statements as of December 31, 2016. The effect of the adoption of this standard is to evaluate the entity's ability to continue as a going concern for a period of twelve months after the date of the issuance of the financial statements as opposed to the previous requirement for an evaluation to be performed for twelve months after the balance sheet date.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

In April 2015, FASB issued ASU No 2015-03, "Simplifying the Presentation of Debt Issuance Costs", which outlines a simplified approach to present debt issuance costs and debt discount and premium by requiring debt issuance costs to be presented as deduction from the corresponding liability. This standard is effective for public entities with reporting periods beginning after December 15, 2015 and should be applied on a retrospective basis. Early adoption was permitted for financial statements that have not been previously issued. The Company adopted this standard as of January 1, 2016 resulting in "Deferred charges, net" of $259,717 and $490,969 as of December 31, 2016 and 2017, respectively, to be presented against the related debt liability.

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory" to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company adopted this ASU for the fiscal year ended December 31, 2017 with no material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP but require the lessors to separate lease and non-lease components. The requirements of this standard include an increase in required disclosures.  The Company expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Company will be regarded as the lessor.  The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard and will evaluate any amendments that may be issued.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies – Continued

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company has elected early adoption of this update from the fiscal year ended December 31, 2016. The implementation of this update did not have any impact on its financial statements.

In November 2016, the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company's balance sheet and statement of comprehensive income. The Company has elected early adoption of this update from the fiscal year ended December 31, 2016, and the statements of cash flows for the years ended December 31, 2016 and 2017 explain the change during the respective periods in the total cash, cash equivalents and restricted cash.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 provides greater clarity on the definition of a business to assist entities in evaluating whether transactions should be accounted for as an acquisition or disposal of assets or businesses. ASU 2017-01 is effective for public entities on January 1, 2018, with early adoption permitted. Because all of the Company's acquisitions have been asset acquisitions, the Company does not expect the adoption of this new standard to have an impact on its financial statements.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

3.	Inventories
Inventories consisted of the following:
	2016	2017
Lubricants	220,738	418,650
Victualing	47,382	33,541
Total	268,120	452,191

4.	Advances for Vessels under Construction and Vessel Acquisition Deposits
The movement of this account is shown below:

Costs
Balance, January 1, 2016	32,701,867
Advances for vessels under construction	23,254,692
Vessel acquisition deposit	678,796
Delivery of M/V "Xenia"	(31,831,439)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)
Balance, December 31, 2016	17,753,737
Advances for vessels under construction	5,784,204
Vessel acquisition deposit	3,824,668
Delivery of M/V "Alexandros P"	(17,807,934)
Delivery of M/V "Tasos"	(4,503,464)
Balance, December 31, 2017	5,051,211

The balance as of December 31, 2016 represents advances for the acquisition of M/V "Alexandros P" (Hull No. DY160) of $17.1 million and deposit of $0.7 million relating to M/V "Tasos".
Advances made by Kamsarmax One Shipping Ltd. related to M/V "Xenia" amounted to $10.0 million as of January 1, 2016 and additional advances of $21.8 million were made in 2016 or total of $31.8 million.  Kamsarmax One Shipping Ltd. took delivery of M/V "Xenia" on February 25, 2016.  Additionally, advances made related to the construction of Hull No. DY160 and Hull No. DY161 (see Note 1) amounted to $1.4 million in 2016.

The shipbuilding contracts for Hull No. DY160 and Hull No. DY161, both with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., and originally scheduled for delivery in the second and third quarters of 2016, respectively, were cancelled on June 29, 2016 and September 2, 2016, respectively, due to excessive construction delays. As a result, Ultra One Shipping Ltd. and Ultra Two Shipping Ltd. recognized a receivable of $17.1 million from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. representing the shipyard instalments paid and  costs of  other spares/supplies incorporated into the vessels  in accordance with the shipbuilding contracts and, in addition, recorded a $3.2 million loss on the termination of the shipbuilding contracts representing other capitalized expenses  which were considered would not be recoverable under the shipbuilding contracts .

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

4.	Advances for Vessels under Construction and Vessel Acquisition Deposits – Continued

On December 21, 2016, Ultra One Shipping Ltd. signed an agreement to acquire from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. Hull No. DY160 for $16.9 million.  The Company recognized as part of the cost of Hull No. DY160 the amount of $0.4 million representing the additional spares/supplies acquired for Hull No. DY160, which had been originally included in the receivable of $17.1 million, noted above. As a result, the receivable was reduced to $16.7 million.  In accordance with the agreement, the Company applied the remaining $16.7 million receivable, representing the shipyard instalments paid and cost of spares/supplies incorporated into Hull No. DY161 against the cost of Hull No. DY 160, and paid the remaining amount in cash.  Additional advances of $0.5 million were made in 2017 representing capitalized expenses or total of $17.8 million.  Hull No. DY160 was delivered to the Company on January 16, 2017 and was named M/V "Alexandros P".

Also, in December 2016, Kamsarmax Two Shipping Ltd. took an impairment charge on Hull No. YZJ2013-1153 as it considered it likely at that time that it would exercise its option to terminate the shipbuilding contract without any additional penalty. The Company recognized an impairment of $3.8 million representing the deposit paid to the shipyard as well as legal and other costs related to the shipbuilding contract. In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with construction of Hull No. YZJ2013-1153, which was delivered on May 7, 2018. The balance as of December 31, 2017 represents advances made by Kamsarmax Two Shipping Ltd. during 2017 for the construction of Hull No. YZJ2013-1153 (named "Ekaterini") amounting to $5.1 million.

On November 11, 2016, Areti Shipping Ltd. signed a memorandum of agreement to purchase M/V "Tasos" for approximately $4.4 million.  The deposit made under the memorandum of agreement and other capitalized costs amounted to $0.7 million as of December 31, 2016. The balance of the amount payable under the memorandum of agreement and other capitalized costs paid during 2017 amounted to $3.8 million or a total of $4.5 million together with the amount paid in 2016. M/V "Tasos" was delivered to the Company on January 9, 2017.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying combined carve-out balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2016	48,881,386	(12,444,827)	36,436,559
- Delivery of M/V Xenia	31,831,439		31,831,439
- Depreciation for the year	-	(3,828,634)	(3,828,634)
Balance, December 31, 2016	80,712,825	(16,273,461)	64,439,364
- Delivery of M/V "Alexandros P"	17,807,934	-	17,807,934
- Delivery of M/V "Tasos"	4,503,464	-	4,503,464
- Capitalized expenses	15,146	-	15,146
- Depreciation for the year	-	(4,786,272)	(4,786,272)
Balance, December 31, 2017	103,039,369	(21,059,733)	81,979,636

The Company performed the undiscounted cash flow test as of December 31, 2016 and 2017 and determined that the net book value of its vessels held for use was recoverable.

All the Company's vessels have been mortgaged as security for the Company's loans.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

6.          Deferred Charges, net

Deferred charges, net consist of loan commitment fees which are presented against the loan balance upon drawdown of the loan. In 2016, there were $365,495 of new commitment fees incurred for the loans intended to finance the acquisition of Hull No. DY160 and Hull No. DY161 upon delivery of the vessels.  The Company wrote off the commitment fees related to the loan intended to finance the acquisition of Hull No. DY161 as a result of the cancellation of the shipbuilding contract (see Note 4). The commitment fees as of December 31, 2016 relate to the loan to finance the acquisition of Hull No. DY160 (M/V "Alexandros P"). Within the first quarter of 2017, another $13,700 of loan commitment fees were incurred for the loan intended to finance the acquisition of Hull No. DY160.  The loan was drawn down in January 2017.

	December 31, 2016	December 31, 2017
Balance, beginning of year	505,075	426,783
Write-off of loan commitment fees (Hull No. DY161)	(443,787)	-
Loan commitment fees	365,495	13,700
Reclassification as contra to loan upon drawdown		(440,483)
Balance, end of year	426,783	-

7.          Accrued Expenses

The accrued expenses consisted of:
	As of December 31,
	2016	2017
Accrued payroll expenses	106,387	118,644
Accrued interest	253,438	398,934
Other accrued expenses	105,076	519,449
Total	464,901	1,037,027

8.          Other general and administrative expenses

Other general and administrative expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of EuroDry's vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consisted mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of directors' and officers' travel-related expenses.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2016 and 2017. Vessel management fees paid to the Managers amounted to $780,135 and $1,409,716 in 2016 and 2017, respectively. An additional fixed management fee is paid to Eurobulk relating to executive compensation. The amount of such executive compensation allocated to the Company was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. This amount was $520,626 and $693,524 for 2016 and 2017, respectively.

The management agreement provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up  is half of the daily fee. The Euroseas' Master Management Agreement ("MMA") with Eurobulk was originally effective as of January 1, 2011 and with an initial term of five years until January 1, 2016. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"); it was renewed on January 1, 2014 for a new five year term until January 1, 2019. The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone.

These fees are recorded under "Related party management fees" in the combined carve-out statements of operations.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Related Party Transactions – Continued

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists.  As of December 31, 2016 and 2017, the amount due from related companies was $660,882 and $3,706,259, respectively. Based on the MMA, an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company's ship-owning subsidiaries in the beginning of the quarter to Eurobulk.

EuroDry will sign new MMAs with the Managers that will take effect upon the completion of the spinoff. EuroDry's MMAs will be substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas described above.

As of December 31, 2016, the amount Due to Parent Company was $25,224,830 and related to payments made by the Parent Company on behalf of the Subsidiaries in relation to the shipbuilding contracts for the construction of Hull No. DY160 amounting to $10.2 million, of Hull No. DY161 amounting to $10.0 million and of Hull No. YZJ2013-1153 amounting to $3.8 million and restricted cash requirements amounting to $1.2 million. As of December 31, 2017, the amount Due to Parent Company was $24,585,518. This amount refers to the balance of previous year including the additional payments made by the Parent Company on behalf of the Subsidiaries in 2017 in relation to the shipbuilding contract for the construction of Hull No. DY160 amounting to $0.73 million, the shipbuilding contract for the construction of Hull No. YZJ2013-1153 amounting to $5.0 million and the acquisition of M/V "Tasos" amounting to $4.5 million. The amount of $10.86 million of the loan drawn by Ultra One Shipping Ltd. using as collateral M/V "Alexandros P" (ex- Hull No. DY160) on January 25, 2017 (see Note 10(d)) repaid part of the amount due to the Parent Company during 2017.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for acquisitions the Company makes. The Company withheld a commission of $213,500 in 2016, on behalf of Eurochart, for payments made under the shipbuilding contract for M/V "Xenia." During 2017, the Company withheld commissions of $179,000, on behalf of Eurochart, for payments made under the shipbuilding contract for Hull No. DY 160, Hull No. YZJ2013-1153 and for the acquisition of M/V "Tasos". Commissions to Eurochart S.A. for chartering services totaled $104,148 and $253,503 in 2016 and 2017, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $26,178 and $31,138 in 2016 and $42,421 and $59,710 in 2017, respectively.  These amounts are recorded in "Vessel operating expenses" in the combined carve-out statements of operations.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

10.	Long-Term Bank Loans

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2016	December 31, 2017
Pantelis Shipping Corp.	(a)	4,840,000	4,440,000
Eirini Shipping Ltd. / Areti Shipping Ltd.	(b)	11,600,000	11,600,000
Kamsarmax One Shipping Ltd.	(c)	13,333,000	12,399,000
Ultra One Shipping Ltd.	(d)	-	10,383,271
		29,773,000	38,822,271
Less: Current portion		(1,334,000)	(8,162,972)
Long-term portion		28,439,000	30,659,299
Deferred charges, current portion		64,195	195,705
Deferred charges, long-term portion		195,522	295,264
Long-term bank loans, current portion net of deferred charges		1,269,805	7,967,267
Long-term bank loans, long-term portion net of deferred charges		28,243,478	30,364,035

The future annual loan repayments are as follows:

To December 31:
2018	8,162,972
2019	11,022,972
2020	10,039,327
2021	934,000
2022	934,000
Thereafter	7,729,000
Total	38,822,271

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

10.          Long-Term Bank Loans - continued

(a)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly instalments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3,160,000 balloon payment to be paid together with the final instalment in September 2017. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance of M/V "Pantelis", (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account maintained by Pantelis Shipping Corp. maintained with HSBC Bank Plc.

On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $280,000 each (being $1,680,000 in aggregate) until (a) 29 September 2017 (being the initial final repayment date together with the balloon payment of $3,160,000 in one bullet payment of $4,840,000) or (b) to extend the final repayment date of the deferred amount and the balloon payment until 29 December 2018 if Euroseas agrees with the current lender of M/V "Evridiki G" (being Credit Agricole) or any other bank the extension of the repayment date of her balloon instalment at least until her current charter matures in the first quarter of 2018, which was finally agreed. In this case, the outstanding amount of $4,840,000 will be paid in four quarterly instalments, the first two instalments of $280,000 each, the third instalment in the amount of $560,000 and the fourth instalment of $3,720,000 comprised by $560,000 and the balloon payment. The first instalment will be paid in March 2018 and the following instalments at quarterly intervals thereafter and the last one in December 2018. The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $300,000 (corresponding to the minimum cash balance requirement) is to be pledged in the cash collateral account of the owner of M/V "Eirini P"/M/V "Tasos" or of Euroseas as corporate guarantor. For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the M/V "Eirini P"/M/V "Tasos" loan agreement (see (b) below). A prepayment of $0.4 million was also made within 2017 for the loan of Pantelis Shipping Corp. This prepayment was deducted from balloon repayment of the said loan based on the agreement between Euroseas and HSBC Bank Plc.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

10.          Long-Term Bank Loans – continued

(b)
This loan is a $15,300,000 loan drawn by Eirini Shipping Ltd. and Eleni Shipping Ltd. jointly, ("Eirini Loan"), on June 25, 2014. The parties agreed in principle on September 30, 2016 to replace one of the underlying collateral of the Eirini Loan (M/V "Eleni P") with a similar vessel, which in December 2016, was approved to be M/V "Tasos" (owned by Areti Shipping Ltd.). The loan was payable in 20 equal consecutive quarterly instalments of $350,000 each, with an $8.3 million balloon payment to be paid together with the final instalment in June 2019. The loan bears interest at LIBOR plus a margin of 3.75%. The loan was secured with the following: (i) first priority mortgage over M/V "Eirini P." and M/V "Tasos.", (ii) first assignment of earnings and insurance of M/V "Eirini P." and M/V "Tasos", (iii) a corporate guarantee of Euroseas Ltd.

On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC. The outstanding balance of the "Eirini Loan" of $12,850,000 prior to the closing of the Supplemental Agreement was reduced to $11,600,000 via prepayment using the cash collateral of $1,250,000 (which was effected after the signing of the Supplemental Agreement). In addition, seven principal instalments of $350,000 each, from June 2016 to December 2017 were deferred. Repayment of the loan resumes in March 2018 and the outstanding balance of $11,600,000 will be repaid in two quarterly instalments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $600,000 (corresponding to the minimum cash balance requirement) is to be pledged in the cash collateral account of M/V "Eirini P" / M/V "Tasos". For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the loan agreement of Pantelis Shipping Corp. M/V "Eleni P" was sold on January 26, 2017 and the proceeds from the sale were contributed to the Company by Euroseas during 2017 and were used to partly pay for the acquisition of M/V "Tasos".  HSBC Bank Plc. agreed to the sale of M/V "Eleni P" and the substitution of such vessel with M/V "Tasos" as collateral for the loan.

(c)
On February 17, 2016, the Company signed a term loan facility with Nord LB and, on February 25, 2016, a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the pre-delivery installment of M/V "Xenia". The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgage over M/V "Xenia", (ii) first assignment of earnings and insurance of M/V "Xenia", (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company. The Company paid loan arrangement fees of $187,335 for this loan.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

10.          Long-Term Bank Loans – continued

(d)
On March 20, 2015, the Company signed a term loan facility with HSH Nordbank AG of up to the lesser of $19.00 million or 62.5% of the market value of Hull No. DY160 (named Alexandros P) upon its delivery to partly finance the construction cost. A commitment fee of 0.9% per annum was payable until the loan was drawn. On April 28, 2016 and on October 27, 2016, the Company signed supplemental loan agreements to the term loan facility signed on March 20, 2015 extending the allowed drawdown period until October 31, 2016 and subsequently until January 31, 2017 to account for delays in the construction of the Hull No. DY160, and reducing the maximum loan amount to 55% of the market value of the vessel at delivery. On January 25, 2017 the Company drew $10,862,500 from HSH Nordbank AG, to partly finance the pre-delivery installment of Hull No. DY160 (M/V "Alexandros P."). The loan is payable in thirteen equal consecutive quarterly instalments of $159,743 each, with a balloon payment of $8,785,841 to be paid together with the last instalment in April 2020. The loan bears interest at LIBOR plus a margin of 3.00%. The loan is secured with (i) first priority mortgage over M/V "Alexandros P.", (ii) first assignment of earnings and insurance of M/V "Alexandros P.", (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company. The Company paid loan arrangement fees of $95,000 and commitment fees of $440,483 for this loan.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 75% to 125%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of Euroseas, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain lenders that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $1,752,307 and $3,644,499 as of December 31, 2016 and 2017, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the combined carve-out balance sheets. As of December 31, 2017, all the debt covenants are satisfied.
Interest expense for the years ended December 31, 2016 and 2017 amounted to $689,726 and $1,608,348, respectively. Interest capitalized for the years ended December 31, 2016 and 2017 amounted to $497,813 and $123,697, respectively.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

11.          Parent Company Investment

Parent Company investment amounting to $41,603,370 and $42,518,895 as of December 31, 2016 and 2017, respectively, presented in the accompanying combined carve-out balance sheets, represents the equity contributed by the Parent Company in order to partly finance the acquisition of M/V Pantelis, M/V Eirini and M/V Xenia, as well as other general and administrative expenses allocated from Euroseas to the Company.

12.          Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in "Vessel operating expenses" in the accompanying combined carve-out statements of operations.

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For 2016 and 2017 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered a tax on income. The amount of this tax for the year ended December 31, 2016 and 2017 was $7,200 and $23,477, respectively. The amount of the 2016 tax was paid on June 16, 2017 and was recorded within "Vessel operating expenses" in the accompanying combined carve-out statement of operations when paid. The amount for 2017 has not yet been paid.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

13.	Commitments and Contingencies

As of December 31, 2017 Areti Shipping Ltd. has a dispute with Windrose SPS Shipping and Trading ("Windrose"), a charterer, regarding Windrose's failure to pay the balance of the charter fee of $52,019. Additionally, Areti Shipping Ltd. paid an amount of $115,000 to a bunker supplier for portion of the total claim of $179,281, after facing an arrest of M/V "Tasos" in Brazil. The Company took the case to London arbitration and obtained an award of approximately $215,000. The award has yet to be collected. The Company has hired Swiss lawyers in order to proceed with the recovery of the funds in Switzerland where Windrose is based. The Company's management believe that they will fully recover the amount of $167,019 and hence no provision has been made.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of management, the disposition of these lawsuits should not have a material impact on the combined carve-out results of operations, financial position and cash flows.

For the construction of M/V "Ekaterini" (Hull No. YZJ2013-1153),  in accordance with the amended shipbuilding contract, Kamsarmax Two Shipping Ltd has contractual obligations of $18.0 million in 2018, remaining to be paid from the total contract price of $22.5 million. An amount of $2.25 million has already been paid in February 2018, with the balance payable upon delivery of the vessel, which is expected until June 2018.

As of December 31, 2017 future gross minimum revenues upon collection of hire under non-cancellable time charter agreements in excess of 1 year relate to the M/V "Xenia and total $10.0 million.  In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter  Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers' options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

14.          Voyage and Vessel Operating Expenses

These consisted of:
	December 31, 2016	December 31, 2017
Voyage expenses
Port charges and canal dues	34,850	578,468
Bunkers	47,777	1,817,850
Total	82,627	2,396,318

Vessel operating expenses
Crew wages and related costs	2,621,166	4,616,900
Insurance	399,371	609,354
Repairs and maintenance	109,399	181,174
Lubricants	421,406	379,853
Spares and consumable stores	480,209	706,855
Professional and legal fees	97,584	186,306
Other	179,283	211,946
Total	4,308,418	6,892,388

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

15.          Derivative Financial Instruments

Interest rate swaps

Effective on August 8, 2017, Euroseas Ltd. entered into an interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P."/M/V "Tasos" and M/V "Pantelis" and, therefore, was allocated to the Company. Under the terms of the swap, HSBC Bank Plc. makes a quarterly payment to Euroseas equal to the 3-month LIBOR while Euroseas pays an adjustable rate averaging 1.93% (HSBC Bank Plc. makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.40% until August 8, 2018 then 1.75% until August 8, 2019 then 1.85% until August 8, 2020  and then 2.32% until August 8, 2022) based on the notional amount. The swap is effective from August 8, 2017 to August 8, 2022.

The interest rate swap did not qualify for hedge accounting as of December 31, 2017.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2017

Interest rate swap contract	Long-term assets – Derivatives	51,453

Total derivative assets		51,453

Derivatives not designated as hedging instruments	Location of gain recognized	Year Ended December 31, 2017
Interest rate swap contract– Fair value	Gain on derivatives, net	51,453
Interest rate swap contract - Realized loss	Loss on derivatives, net	(2,286)
Total gain on derivatives		49,167

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

16.          Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivative and due from related companies. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses and amount due to Parent Company.
Interest rate risk
The Parent Company has allocated to the Company an interest rate swap contract as economic hedge to manage some of its exposure to variability in its floating rate long term bank loans. Under the terms of the interest rate swap Euroseas and HSBC agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swap allows Euroseas to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swap was entered into for economic hedging purposes, as noted in Note 15 it does not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as Euroseas does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company, to which the specific interest rate swap has been allocated by Euroseas, recognizes the change in fair value of the derivative in the "Gain on derivatives, net" in the "Combined carve-out statements of operations." As of December 31, 2017, the Company had one open swap contract allocated from the Parent Company for a notional amount of $5.0 million.
Concentration of credit risk
Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.
Fair value of financial instruments
The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

16.          Financial Instruments - continued

The fair value of the Company's interest rate swap contract is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

Assets	Fair Value Measurement as of December 31, 2017
	Total	(Level 1)	(Level 2)	(Level 3)

Interest rate swap contract, current and long-term portion	$51,453	-	$51,453	-

The estimated fair values of  the Company's financial instruments such as cash and cash equivalents and restricted cash, trade accounts receivable, amounts due from related companies and due to Parent Company, trade accounts payable and accrued expenses approximate their individual carrying amounts as of December 31, 2017.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term bank loans approximates $38.6 million as of December 31, 2017 or approximately $0.2 million less than its carrying value of $38.8 million (excluding the unamortized deferred charges). The fair value of the long term bank loans is estimated based on interest rates offered to the Company for similar loans as of December 31, 2017. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. Predecessor
Notes to the combined carve-out financial statements
for the years ended December 31, 2016 and 2017
(All amounts expressed in U.S. Dollars)

17.           Subsequent Events

The Company evaluated subsequent events up to May 7, 2018, the date the combined carve-out financial statements were available to be issued.  The following events occurred after December 31, 2017:

On May 7, 2018, the Company took delivery of M/V Ekaterini (ex-Hull No. YZJ2013-1153), a 82,000 dwt drybulk vessel, built by the Yanzijiang shipyard in China.  The vessel was acquired for a contract price of $22.50 million after it reinstated the contract to build it in March 2017 plus construction expenses of approximately $1.40 million.  The Company had also paid an additional $3.85 million during the period from 2014 to 2016 when it entered into the original contract to build the vessel.  The vessel was financed by cash at hand and a $18.4 million loan, which was drawn down on May 7, 2018, pursuant to the loan agreement signed with HSBC Bank Plc on April 27, 2018. The loan is payable in twenty consecutive quarterly instalments, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be made with the last installment.  The interest rate margin is 2.80% over LIBOR. The loan will be secured with (i) first priority mortgage over M/V "Ekaterini", (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

EURODRY LTD.

PROSPECTUS
May 23, 2018